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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                                 AMENDMENT NO. 4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                CDKNET.COM, INC.
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        (Exact name of small business issuer as specified in its charter)


              DELAWARE                                        22-3586087
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     (State or other jurisdiction of                       (I.R.S. Employer
      incorporation or organization)                      Identification No.)


                          595 Stewart Avenue, Suite 710
                             Garden City, N.Y. 11530
                                 (516) 222-8800
                                 WWW.CDKNET.COM
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      (Address, including zip code, telephone number, including area code, and web address of the principal executive offices of the registrant)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $.0001

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                                TABLE OF CONTENTS

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


PART 1                                                                      PAGE
------                                                                      ----
ITEM 1.    DESCRIPTION OF BUSINESS AND SPECIAL RISK FACTORS.................  2
ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS ............................ 17
ITEM 3.    DESCRIPTION OF PROPERTY.......................................... 22
ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT........................................ 22
ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS.............................................. 27
ITEM 6.    EXECUTIVE COMPENSATION........................................... 31
ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................... 34
ITEM 8.    DESCRIPTION OF SECURITIES........................................ 36



PART II
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ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS................ 37
ITEM 2.    LEGAL PROCEEDINGS................................................ 38
ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................... 38
ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.......................... 39
ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS........................ 42



PART F/S
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FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA.................................. F-1



PART III
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ITEM 1.   INDEX TO EXHIBITS .............................................. III-1

                              CAUTIONARY STATEMENT
                              --------------------

All statements, trends, analyses and other information contained in this Form 10-SB relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, as well as other statements, including, but not limited to, words such as "anticipate," "believe," "predict," "plan," "intend," "expect," and other similar expressions constitute forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict. Potential risks and uncertainties include those set forth below in "Risk Factors." Particular attention should be paid to the cautionary statements involving our limited operating history, the unpredictability of our future revenues, the unpredictable and evolving nature of our business model, the intensely competitive online commerce industry and the risks associated with capacity constraints, systems development, management of growth and business expansion, as well as other factors described below.

                     RISK FACTORS -- SPECIAL CONSIDERATIONS
                     --------------------------------------

We have described several risk factors which we believe are significant and should be given careful consideration by you when you evaluate us. We consider each of these risks to be specific to us, although some are industry or sector related issues which could also impact other businesses in our market sector. In our case and in addition to the risks just referred to, there are two related risks to which we wish to draw your attention specifically:

     O Our former independent certified public accountants added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that raise substantial doubt about our ability to continue as a going concern.

     O   We need significant additional financing.

If we are unable to obtain significant additional financing or otherwise fund our operations, we will likely have to file for bankruptcy.

We are filing this Form 10-SB, and amendments thereto, in order to comply with the new NASD eligibility requirements to trade our stock on the Over-the-Counter Bulletin Board. The phase-in schedule for the eligibility requirements provides that we must have met those requirements on or before October 7, 1999, including filing and clearing a registration statement under the Securities Exchange Act with the Commission. We did not meet this deadline and, as a result, our stock was deleted from the Over-the-Counter Bulletin Board on October 7, 1999. Our stock is being traded on the National Quotation Bureau's "Pink Sheets" until we meet the eligibility requirements for, and can be reinstated on, the Over-the-Counter Bulletin Board.

                             DESCRIPTION OF BUSINESS
                             -----------------------

We have developed a multimedia technology, called CDK(TM), which integrates audio, video and Internet connectivity on a standard compact disc. Our technology enables users to create their own personalized CDs simply by visiting a Website. These custom CDs play audio and display videos on a full-screen, using high-quality videos and digital technology. The custom CDs also include software applications and targeted Web links.

Our targeted industries include: (1) entertainment (music, movies and TV); (2) travel and tourism; (3) professional sports; (4) financial services; (5) education; (6) toys/games; (7) fashion; (8) food/cooking; (9) automotive; and,
(10) healthcare. Our primary customers and/ or strategic partners include Peterson's, AtomicPop, Central Park Media, CollegeMusic.com, Megaforce Records and DreamWorks Records. We believe that there are six main companies currently offering custom audio CD development. These companies are Musicmaker.com, Customdisc.com, CDUCTIVE, Amplified.com, K-Tel.com, and EZCD.com. However, we believe that none of these companies offer custom, multi-session CD development.

1.  ORGANIZATION WITHIN LAST FIVE YEARS

We are a holding company formed under the laws of the State of Delaware. Our executive offices are located at 595 Stewart Avenue, Suite 710, Garden City, New York 11530. The following is a chronology of our corporate history:

On August 20, 1997, Creative Technology, LLC, a limited liability company organized under the laws of the State of New York, was formed to operate technology related enterprises for the development and sale of computer technology and software. Creative Technology began operations on October 1, 1997.

October 1, 1997, Technology Applications, LLC, a limited liability company organized under the laws of the State of New York, was formed to operate technology related enterprises for the development and sale of computer technology and software.

In October 1997, Creative Technology contributed capital of approximately $1,100,000 and subordinated loans of $400,000 in exchange for a 40% interest and voting control in Technology Applications. The operating agreement for Technology Application provided that Creative Technology would control the management committee.

Kelly Music and Entertainment Corp., a Delaware corporation, was founded in 1995 to operate technology related enterprises for the development and sale of computer technology and software. In October 1997, Kelly Music contributed all of its intellectual property (which forms the core of the majority of our products and fixed assets) to Technology Applications in exchange for a 40% ownership interest in Technology Applications valued at $1,500,000. Kelly Music received its 40% ownership interest directly from Technology Applications in consideration for Kelly Music's contribution of intellectual property to Technology Applications.

In October 1997, Alvin Pock and Robert Kelly, both principals of Kelly Music, contributed to Technology Applications notes of Kelly Music (some of which were collateralized). In exchange, Pock and Kelly received ownership interests in Technology Applications of 12.5% and 7.5% respectively.

On February 4, 1998, Technology Applications changed its name to CDKnet, LLC.

On May 7, 1998, Technology Horizons Corp. was formed as a Delaware corporation to operate technology related enterprises for the development and sale of computer technology and software. On that same day, Technology Horizons purchased 100% of the ownership interests of Creative Technology in exchange for 6,000,000 shares of Technology Horizons common stock, acquiring Creative Technology as a wholly owned subsidiary.

On May 21, 1998, Technology Horizons merged with International Pizza Group, Inc., a Florida corporation that was inactive but had its common stock traded on the Over-the-Counter Bulletin Board under the symbol "IPZZ." As a result of the merger, Technology Horizons acquired the net assets of International Pizza and began trading on the Over-the-Counter Bulletin Board on May 21, 1998, under the symbol "THCX."

On June 2, 1998, Creative Technology, Kelly Music, Pock, Kelly and CDKnet, LLC agreed to covert $280,766 and $93,750 of debt which CDKnet, LLC owed to Creative Technology and Pock into additional ownership interests of 8% and 2.5%, respectively. Accordingly, the ownership interests of Kelly Music and Kelly were reduced to reflect the increased ownership of Creative Technology and Pock. Following this debt conversion, the ownership of CDKnet, LLC was as follows:
Creative Technology 48%, Pock 15%, Kelly 5.85% and Kelly Music 31.15%.

By agreement dated June 3, 1998 Creative Technology, Kelly Music, Pock, Kelly and CDKnet, LLC, CDKnet, LLC, $800,000 in advances from CDKnet, LLC to Kelly Music were used to reduce Kelly Music's membership interest in CDKnet, LLC by 5%, thereby increasing the combined ownership of Pock, Kelly and Creative Technology by an aggregate of 5%. Following this transaction, the ownership of CDKnet, LLC was as follows: Creative Technology 51.5%, Pock 16.1%, Kelly 6.25% and Kelly Music 26.15%.

Additionally, by agreements dated June 3, 1998, Technology Horizons acquired Kelly and Pock's 6.25% and 16.1% interests in CDKnet, LLC receiving in exchange 363,636 and 936,727 common shares of Technology Horizons, respectively. Following these transactions, Technology Horizons held a 22.35% direct ownership interest in CDKnet, LLC bringing its total direct and indirect ownership to 73.85%.

On July 8, 1998, Technology Horizons entered into an agreement that was subsequently amended to purchase Kelly Music's remaining 26.15% ownership interest in CDKnet, LLC for $5,171,122, payable in a combination of 1,883,635 common shares of Technology Horizons and debt retirement of $600,000 in notes, and a cash payment of $65,000 raising Technology Horizons' direct interest in CDKnet, LLC to 48.5%. Creative Technology held the remaining 51.5%.

On December 16, 1998, Technology Horizons changed its name to CDKNET.COM, INC. and, on December 18, 1998, began trading on the Over-the-Counter
Bulletin Board under the symbol of "CDKX".

We have not had any other material organizational changes or any additional acquisitions or mergers since December 1998.

We currently have two wholly-owned subsidiaries, Creative Technology and CDKnet, LLC. We directly own 100% of Creative Technology and 48.5% of CDKnet, LLC. Creative Technology owns the remaining 51.5% ownership interest of CDKnet, LLC, giving us an indirect 100% ownership interest of CDKnet, LLC. We conduct our business through CDKnet, LLC. Our manufacturing, research and development is conducted out of CDKnet, LLC's office located at 250 West 57th Street, Suite 1101, New York, New York 10019. Our offices may be contacted by telephone at 212-547-6050 or on our website at: WWW.CDKNET.COM.

We also own 87.7% of the outstanding shares of ValueFlash.com Incorporated, a Delware corporation, created on January 13, 2000. The remaining shareholders of ValueFlash are Alvin Pock, Michael Vasinkevich and AMRO who own 75,000, 125,000 (plus 1,312,500 options) and, 500,000 (plus 250,000 options) shares of our common stock, respectively. . ValueFlash develops and sales our new software-based communications module that provides a vehicle for marketers to reach their customers using a PC desktop application. ValueFlash shares office space with CDKnet, LLC.

2.  GENERAL

Our unaudited financial statements for the period October 1, 1999 to December 31, 1999, reflect a net loss of $1,627,689 on revenues of $16,491 compared to a net loss of $943,894 on revenues of $183,660 in the prior period ended December 31, 1998. Revenues declined $167,169 in the current period because our focus shifted to the enhancement of our core technologies, such as the perfection of our MixFactory(TM) technology and CDK(TM) version 2.0 and Macintosh compatible CDK(TM) version 1.5, as well as the penetration of core markets. We intend to continue to establish three principal revenue streams: (1) sale of custom CDs, (2) sale of Web links and Web advertising, and (3) development and use fees. We are currently capable of providing services in each of these areas.

We have received an infusion of $1,250,000 in capital since December 31, 1999. We plan to decrease our need for substantial additional working capital by continuing to outsource production capabilities, expand business development efforts and implement marketing programs.

As of March 3, 2000, we had 19,576,157 shares of common stock issued and outstanding. Of these shares, 2,228,588 shares are restricted stock owned by our directors and key employees. The remaining 17,347,569 shares are owned by approximately 79 shareholders, 6 of whom we believe hold more than five percent (5%) ownership of the Company. On October 7, 1999, our stock was deleted from the Over-the-Counter Bulletin Board. Our common stock is currently being traded on the so-called "Pink Sheets" under the symbol "CDKX" until we are eligible for reinstatement on the over-the-counter bulletin board.

3.  INDUSTRY

         A.    OVERVIEW

Internet usage has increased dramatically in the last decade. As a result, many new personal and commercial applications have been developed for Internet users and, increasingly, consumers are conducting business through Internet applications. We believe that web-connected multimedia CDs will be one of the next significant applications of the Internet. Web-connected, Multimedia CDs contain audio, video and HTML (or, HyperText Markup Language, the underlying "code" for Web pages) all navigable by a standard web browser. Our CDK(TM) technology forms the foundation multimedia for CD-ROM authoring, production, and custom online compilations.

We believe there is strong market potential for CDK(TM) technology across various industries. Target industries include:

   -- Entertainment (music, movies, TV)    -- Toys/Games
   -- Travel & Tourism                     -- Fashion
   -- Professional Sports                  -- Food/Cooking
   -- Financial Services                   -- Automotive
   -- Education                            -- HealthCare

The premiere companies in each of these industry categories have fully developed Websites with significant user traffic, lending themselves as prime candidates for the MixFactory(TM) operation. We believe that the industry will become more competitive. Our inability to compete in the market will have a material affect on its business operations.

         B.    COMPETITION

While other companies have the potential to develop web-based, audio and video, custom CDs, we believe that none offer the economic, development or quality advantages of our CDK(TM) and MixFactory(TM) technology. We believe that there are six main companies currently offering custom audio CD development. These companies are Musicmaker.com, Customdisc.com, CDUCTIVE, Amplified.com, K-Tel.com, and EZCD.com. However, we believe that none of these companies offers custom audio and video CD development. In an effort to further secure a strong position in the marketplace, CDKnet, LLC has submitted patent requests for certain aspects of our technology. Finally, we believe that other companies, including established Internet companies, software companies and companies in the entertainment business could enter this business and become competitors.

4.  PRODUCTS AND SERVICES

         A.    PRODUCTS AND SERVICES

We have developed and are marketing the following products and services:

         CDK(TM) TECHNOLOGY

CDK(TM) technology combines CD digital audio (i.e., audio tracks that are playable on both home stereo systems and personal computers) full-screen video and integrated web links through a browser interface. A browser interface is the main interface page that is presented when the CD is placed in a personal computer. Our technology allows video playback at the full-screen size of the video monitor and at full-motion (the industry standard of 30 frames per second). The browser interface also allows easy linking to other Web sites through the CDK interface page.

The CDK(TM) HTML authoring system -- the process for creating Web pages -- is used by CDKnet, LLC to produce custom HTML interface pages for specific clients in about a day. The Company has proprietary techniques for creating full-motion, full-screen video playback from using a CD. Any user with a PC of at least 166MHZ or Macintosh G3 can order custom audio and video CDs.

CDK(TM) has been engineered to offer compatibility with the majority of CD-ROM drives on the market. We believe that we have achieved a high level of reliability, as evidenced by extensive testing and major CDK(TM) releases, and we believe this reliability will provide a major competitive advantage over other multisession (i.e., both audio and video) CDs in the market. Additionally, the CDK(TM) system is engineered for mass-production. The integration of the complete file structure of the CDK(TM) is automated. Audio, video and HTML assets can be placed in the production templates created by us for a fast turn-around time for the creation of CDKs.

         MIXFACTORY(TM) CUSTOM MANUFACTURING

MixFactory(TM) is a custom, multi-session CD manufacturing system built upon CDK(TM) technology. The entire system is automated so that little human intervention is required for the custom manufacturing process. Based on our review of current custom-CD operations in the marketplace, we believe that MixFactory(TM) is a unique system.

To create a custom CD, a user visits a Website and selects a compilation of audio, video, or other content titles. Titles are browsed and/or searched and audio/video clips are previewed through an easy to use interface. After selecting the compilation, the user personalizes the disc by selecting artwork for the disc label, cover and HTML interface.

The MixFactory(TM) system allows multimedia content providers -- such as, music labels, major sports leagues, pharmaceutical companies, travel-related organizations as well as companies within the fashion industry -- to offer their assets on a customized basis, either as promotional content or as full retail products. For example, a visitor to the CollegeMusic.com Website will be presented with a MixFactory(TM) link that will enable the user to develop a custom CD consisting of available site content. This content will include video and audio tracks of live music performances from major nightclubs across the United States.

We plan to form agreements with multiple content providers. We are not looking to license content through such agreements. Rather, we are looking to license MixFactory technology to the content providers (owners). Therefore, we will not be in danger of violating any intellectual property rights. For example, the College Music Mixfactory website enables fans to create custom CDs containing music videos as well as audio tracks. The CD will also contain integrated Web links to the College Music Website driving targeted traffic.

We expect to leverage the planned MixFactory.com(TM) Website to serve as a link (or portal) to other Web sites that provide digital entertainment content. Initially, MixFactory.com(TM) is expected to serve as a point of content distribution for independent music artists and labels with links to other MixFactory(TM) sites. Ultimately, we expect the site will have extensive search and browse capability that will guide the user to a wide range of digital entertainment Websites and content. We also plan that the portal will provide a custom-CD recording (also called, "burning") service for users who want to download digital content but do not have the bandwidth and equipment to download and burn their own CD at home.

We believe some of the specific benefits of the MixFactory(TM) model to the content provider include:

O a new marketing platform for goods and services that drives Web traffic and provides valuable customer information from both buyers and non-buyers;
O    the opportunity to leverage marketable inventory that was previously
     "dormant";
O    attractive operating efficiencies (e.g., no added inventory costs);
O    targeted mailing lists;
O    new advertising revenue opportunity on customized CDs;
O    return hits to the content provider's Website direct from the customized
     CD; and
O    cross-promotion from the MixFactory.com(TM) Website

Additional possible sources of income for us from the MixFactory(TM) operation include advertising revenues from the MixFactory.com(TM) Website and possible revenue sharing from advertising on our partners' MixFactory(TM) sites. We also plan to charge content providers a nominal fee for digitizing audio and video assets above a specified level.

The MixFactory(TM) operation is designed to be a complete end-to-end E-commerce solution, including production, payment processing and fulfillment. Once the user confirms the content selections and completes a credit card transaction, the selected titles are queued from storage to a Compact Disc Recordable ("CD-R") burning workstation. The customer's tracks are formatted into the industry standard Red Book audio session along with an iso9660 (or data session on a CD-ROM) and transferred together to the CD-R (disc). The automated workstation transfers the complete CD-R to the CD printer where the user-selected label is printed onto the surface of the CD-R.

In parallel with the transfer of the tracks to the CD-R, the custom packaging materials are printed. That is, as soon as the job is queued for burning, the printed job is also queued to the printer. Packing and shipping of the finished product is currently the only manually operated step in the process. We are currently investigating equipment that will automate the packing process.

         MIXFACTORY.COM(TM) PORTAL SITE

We expect MixFactory.com(TM) to serve as a Web portal for digital multimedia content, including music, movies, and game demos. We plan to design the site so that consumers will be able to search and browse for content, select items to include on their custom CD and purchase the CD. Once the CD is received, the consumer will be able to view the information on the CD via his or her personal computer and link back to related web pages through targeted links included on the CD.

We believe the main consumer advantage derived from the MixFactory(TM) portal site is the ability to receive high-quality, high-bandwidth digital assets without waiting hours for the files to download. The content provider may also derive advantages from the MixFactory(TM) site including, possibly, a new distribution channel, a reliable consumer database/mailing list, as well as return hits to the content provider's website.

We believe that from a technical standpoint, the custom-burning service that MixFactory.com(TM) plans to provide is a unique application. The ability to select files (from various Websites) to include on a custom CD, send that information to the MixFactory(TM) server and then have a custom CD created and shipped is a service that, to our knowledge, does not currently exist on the Internet.

         V-FLASH

We recently introduced V-flash module, our computer desktop application which provides a wide variety of organizations with a real-time method of directly marketing to, and communicating with, its customer base.

Through V-flash, we intend to provide marketers with an unrivaled solution for identifying customers and creating a direct rapport with these individuals, thereby facilitating targeted communications and relevant e-commerce opportunities. Direct communication with consumers will be facilitated by the V-flash module, a computer desktop application that will serve as an engaging Internet direct-marketing tool allowing service providers and retailers to develop long-term customer relationships.

Distribution of the V-flash module will be achieved through multiple channels including music industry and promotional CDs, direct download and email. ValueFlash's strategy is the first to utilize retail music CD sales as a distribution channel for software that will serve as a key marketing tool. For example, music CDs featuring value added content such as videos will drive consumers to play the CDs on their computer, thereby simultaneously loading the V-flash module and inviting them to register as a user. This base of users will allow labels to target market an artist's back catalogue, upcoming releases, concert tours, online events (e.g., streaming media) and affiliated merchandise.

The V-flash module will stay active on the user's Windows taskbar at all times and will flash to alert the user of breaking news, new product offerings and exclusive promotions. Consumers will have single-click access to exclusive "club" content, not available to general visitors to the same Web site, including discounts, first-run announcements and special events.

         B.    RESEARCH & DEVELOPMENT

Through the fiscal year ending June 30, 1999, we expended $343,000 on research and development of our products and services. Between September 30, 1999 and December 31, 1999, we expended approximately $119,251 on research and development. We anticipate that our research and development costs will increase during fiscal 2000.

Among our various activities, we are transitioning to a Unix-based manufacturing system and are developing products and services which will deliver customized and client specific information to customers. We are continuing development of both the newly released CDK 2.0 technology as well as MixFactory(TM), our customized multimedia CD system.

Additionally, we recently created a new subsidiary, ValueFlash.com Incorporated to develop a new desktop feature called a "software based communication module" that will enable marketers to send targeted electronic messages to consumers. We will distribute the module through Web-connected multimedia CDs.

During fiscal 1999 and to date, we continued to enhance the value of its product/service offerings through ongoing research and development efforts. Specifically, we are engaged in the following internal projects:

O An enhanced version of CDK(TM) (1.5) that is Macintosh compatible. This version was released on June 10, 1999.
O Development of the next generation of CDK(TM) software. The 2.0 version feature list includes Macintosh compatibility, a reduced installation set as well as improved video performance. This version was released on August 9, 1999.
O Efforts are underway to integrate the new Digtial Versatile Disc (commonly referred to as "DVD") manufacturing capability into the MixFactory(TM) system. This effort includes DVD-R writer to the robotic manufacturing system and the integration of DVD authoring tools into the MixFactory(TM) system.

Recognizing that high-speed Internet access will ultimately become available to a wider audience, we are evaluating other opportunities to take advantage of this technology.

5.  SALES AND MARKETING

         A.    STRATEGY

Our business model is based on three revenue streams. The first revenue stream is the sale of custom CDs to consumers through MixFactory.com(TM) and MixFactory(TM) partner sites. We plan to make MixFactory(TM) technology available to content providers enabling them to promote or sell their wares on a customized basis. In exchange for a per disc manufacturing fee, the content provider receives the right to utilize the Mix Factory(TM) services on their website(s). This scenario also includes content licensed by our strategic partners that is then sold through our Website. We expect to receive direct revenue from the sale of custom CDs. The MixFactory agreements we currently have in place including:

o    Central Park Media (live site)
o    Megaforce Records (live site)
o    AtomicPop (scheduled to launch in January 2000)
o    CollegeMusic.com (live site)
o    Peterson's (launch TBD)

Sales will be made via the Web through client-specific MixFactory sites that will be linked from MixFactory.com.

The second revenue stream is the sale of Web links and Web advertising on MixFactory.com(TM) and MixFactory(TM) partner sites. Digitization fees associated with preparation of partner content is expected to add to these proceeds.

The third and final revenue stream is expected to be derived from development and use fees for client-specific CDK(TM)s. Client-specific CDKs refer to our core product, the Web-connected multimedia CD. Past clients for this product (CDK 1.0) include Citibank, Pfizer, Montana Power Company, Sandals Resorts and the New York Knicks. We are currently developing other business in this sector with the new version of the product, CDK 2.0.

We believe that the combination of custom-CD sales, Web advertising revenue and client-specific CDK(TM) development fees provides a powerful, yet diverse, revenue engine for us.

Of the three revenue streams, two are currently generating revenue -- development and use fees for client-specific CDKs and the sale of custom CDs. We placed significant emphasis on research and development throughout 1999. From January 1999 to August 1999, we completed CDK 1.0 projects for companies including Pfizer and the Montana Power Company. The new version of our product, CDK 2.0, has only been available since August. Since that time, we have generated revenue through client-specific CDK 2.0 discs for Maverick Records and

WorldWest Communications. There are a number of CDK 2.0 projects that are currently pending. Custom CD sales, which are minimal at the moment, are expected to increase as we sign up additional content providers. The third revenue stream, sale of Web links and Web advertising has not yet been achieved.

         B.    PLAN OF OPERATION

Effective August 1, 1999, we hired Tom Ross as President of the Entertainment Group. Mr. Ross heads our planned office in Los Angeles, California which will focus on business development within the entertainment industry. Our operational plan for fiscal 2000 also includes: (1) moving custom, multimedia CD operations (i.e., MixFactory(TM)) to a higher volume, lower rent production environment;
(2) forming strategic alliances with a digital video services company to meet increasing demand for these services; and (3) signing up MixFactory(TM) partner sites across various industries.

We plan to raise additional financing to fund our operations through sales of our products and services as well as through private placements of equity securities. We need to raise such financing to continue our operations. If we are not successful, we may have to seek protection of the bankruptcy courts.

         C.    MATERIAL AGREEMENTS

We consider the following agreements to be material to our ability to provide our customers with our products and services:

     O Agreement between CDKnet, LLC and Peterson's, a division of International Thomson Publishing, Inc., executed on March 19, 1999. Under the agreement, Peterson's will promote and provide a link on its relevant web sites, including CollegeQuest, to the Campus Video Program. Peterson's will also provide CDKnet, LLC video content received from participating institutions, which CDKnet, LLC will digitize, store and make available through its Campus Video web site. CDKnet, LLC, in turn, will: (1) provide the technology and service necessary to digitize and store the campus tour videos, (2) process orders, (3) set up and replicate the CDK with the videos selected by the student, and (4) send the completed CDK to the student. Peterson's shall be responsible for obtaining any and all rights, licenses, clearances, releases, or other permissions necessary for the parties to perform their respective duties under the agreement. The parties will divide revenues from the sales pursuant to a schedule agreed upon in the agreement.

     O Agreement between CDKnet, LLC and Central Park Media Corporation dated March 29, 1999 under which the parties will via the Internet create, market and take orders for custom video-based CDs produced with CDK(TM) technology. We will set up the Web site at no charge. In return, Central Park Media will insert a MixFactory.com link on its Web sites in order to promote, market, and advertise MixFactory.com's Japanese animation, Amine and/or other content. We will receive a per CD fee for all sales. Central Park Media shall obtain any and all rights, licenses, clearances, releases, or other permissions necessary for the parties to perform their respective duties under the agreement.

     O Agreement between CDKnet, LLC and CollegeMusic, Inc. entered into in August 1999 under which the parties will develop a CollegeMusic MixFactory Web site. The new Web site will enable CollegeMusic fans to create a custom CD containing music videos as well as audio tracks. The CD will also create integrated Web links to the CollegeMusic Web site driving targeted traffic. The cost of the Web site is free to CollegeMusic, however we will keep all proceeds from shipping and handling of the CDs.

     O Agreement between CDKnet, LLC and Megaforce Records dated September 1, 1999 to create a Megaforce Records Web site at no charge. The Web site will use MixFactory technology to enable users to the site to create customized and personalized multimedia CD. Consumers will choose from Megaforce artist's video and audio content to create a customized CD. We will receive the proceeds of the from shipping and handling as well as a per CD fee.

     O Agreement between CDKnet, LLC and DreamWorks Records Corporation in October 1999 under which DreamWorks will license from CDKnet, LLC the CDK technology, in order to produce Web-connected CDs containing content supplied by DreamWorks. We will receive a fee per master CD. DreamWorks shall be responsible for obtaining any and all rights, licenses, clearances, releases, or other permissions necessary for the parties to perform their respective duties under the agreement.

     O Agreement between CDKnet, LLC and Atomic Pop LLC dated October 25, 1999 under which we will license to Atomic Pop the CDK technology in order to produce Web-connected CDs containing content supplied by Atomic Pop. We will receive a fee per master CD. Atomic Pop shall be responsible for obtaining any and all rights, licenses, clearances, releases, or other permissions necessary for the parties to perform their respective duties under the agreement.

     O Agreement dated November 16, 1999 with Asia Pioneer, Ltd., a Hong Kong-based Internet technology company serving the Chinese-speaking world population. The agreement grants Asia Pioneer the right to our Web-connected multimedia CD technology as well as MixFactory(TM) technology to offer customized multimedia CDs through Asia Pioneer's new Web site beatasia.com. Beatasia.com is a comprehensive music entertainment Web site and is known as "the heartbeat of Asia." Rights extended in the agreement cover the worldwide Chinese speaking community. In exchange for these rights, we will receive a 4.89% in Asia Pioneer at the completion of the underlying services. The parties also entered into a Subscription Agreement under which Asia Pioneer will purchase 1,800,000 shares of our common stock at $.50 per share in seven allotments expiring on May 30, 2000.

6.  INTELLECTUAL PROPERTY RIGHTS

We rely on copyrights, trademarks, patents, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our services and products. We do not have any patented technology at this time that would limit competitors from entering our market. However, we have a patent application pending for the basic CDK(TM) technology. The patent application covers the format of a multisession, digital encoded recording medium navigable by an Internet browser.

Our intellectual property counsel informed us that some claims that make up our patent application have been allowed and the issue fee has been paid. The grant of the patent is expected soon. The intellectual property counsel has filed a continuation application to separate the earlier rejected claims into a new application, which intellectual property counsel will continue to prosecute in the U.S. Patent and Trademark Office.

No assurance can be given that a patent will issue or that if a patent does issue that it will be broad enough to provide significant protection to us. Our management believes that the steps taken by us to protect its intellectual property are consistent with industry standards for online, custom CD companies today.

We also rely on third-party software licenses, such as Microsoft Development Network (MSDN), which provides software development tools. All employees and contractors are required to and have entered into confidentiality and invention assignment agreements. Suppliers, distributors and customers are also required to enter into confidentiality agreements.

To date, we have received no notification that our services or products infringe the proprietary rights of third parties. Third parties could however make claims of infringement in the future. Any future claims that do occur may have a material adverse affect on our business.

Our licensing agreement entered into on November 16, 1999 with Asia Pioneer, Ltd., a Hong Kong-based Internet technology company serving the Chinese-speaking world population. The agreement grants Asia Pioneer the right to our Web-connected multimedia CD technology as well as MixFactory(TM) technology to offer customized multimedia CDs through Asia Pioneer's new Web site beatasia.com. Beatasia.com is a comprehensive music entertainment Web site and is known as "the heartbeat of Asia." Rights extended in the agreement cover the worldwide Chinese speaking community. In exchange for these rights, we will receive a 4.89% in Asia Pioneer at the completion of the underlying services. The parties also entered into a Subscription Agreement under which Asia Pioneer will purchase shares of our common stock.

We have the following pending trademarks:

         --       Pending
                  -------
                  TM: CDK
                  Serial No. 75/426,937 - Filed February 2, 1998
                  Our Docket No. 55716

         --       Pending
                  -------
                  TM: MIX FACTORY
                  Serial No.
                  Our Docket No. 59365

7.  EMPLOYEES

As of December 31, 1999, we had 13 full-time and 1 part-time employees. While sourcing and recruiting appropriate technical personnel is often difficult and competitive, we expect that our need to recruit additional personnel in the future will not negatively affect our operations. Management believes that our employee relations are good, and none of our employees are represented by a collective bargaining unit.

8.  SPECIAL RISK FACTORS

You should carefully consider the following information which outlines special market and other risk factors affecting us and our industry.

Our ability to continue operations is in question.
--------------------------------------------------
Our history of operating losses raises substantial doubt about our ability to continue operations. If we are unable to obtain significant additional financing or otherwise obtain working capital to fund our operations, we may be obliged to seek protection of the bankruptcy courts. In particular, our former independent certified public accountants added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and for the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that raise substantial doubt about our ability to continue as a going concern. The factors cited by them include the following:

     O   continued losses
     O   use of significant cash in operations
     O   lack of sufficient funds to execute our business plan

Our unaudited financial statement for the period September 30, 1999 to December 31, 1999 reflect a net loss of $1,627,689 on revenues of $16,491.

Our financial condition is highly uncertain and we need to obtain significant
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additional financing to avoid bankruptcy.
-----------------------------------------
As of the fiscal quarter ending December 31, 1999, our current assets were significantly less than our current liabilities. Despite our continued ability to raise capital through debt and equity financing, we need to raise significant additional financing or otherwise obtain working capital to continue operations through the next year. If we do not raise the necessary financing, we will probably have to seek the protection of the bankruptcy courts and holders of our common stock would stand to lose their entire investment.

Due to changes in our business, our historical financial information is of
--------------------------------------------------------------------------
material relevance.
-------------------
Our ability to generate revenue and income is unproven, and changes in our business make an evaluation of our operating history difficult. Our Company must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for online, custom CD technology and related enhanced services. To address these risks, among other things, we must (1) market our services and build our brand names effectively,
(2) provide scalable, reliable and cost-effective services, (3) continue to grow our infrastructure to accommodate additional customers and increased use of our products and services, (4) expand our channels of distribution, (5) continue to respond to competitive developments, and (6) retain and motivate qualified personnel.

Future sales may have a dilutive effect on future sales of securities.
----------------------------------------------------------------------
Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and our stockholders could experience dilution in their stock ownership and in the value of their shares. Dilution is a reduction in the value of the holder's investment measured by the difference between the purchase price of the shares of the common stock and the net tangible book value of the shares after the purchase takes place. As of March 3, 2000, we had 19,576,157 shares of common stock outstanding of which 1,610,382 are restricted or affiliate shares ("Restricted Shares"). Those Restricted Shares will gradually be converted to free-trading shares, the sale of which could have a material adverse effect on the future market price of our common stock.

Our shares are traded on the so-called "Pink Sheets."
-----------------------------------------------------
In January 1999, the National Association of Securities Dealers imposed eligibility requirements, which were approved by the Commission, for trading on the Over-the-Counter Bulletin Board. As a result of these new eligibility requirements, we were required to register under the Securities Exchange Act of 1934 in order to be traded on the Over-the-Counter Bulletin Board. The phase-in schedule for the new eligibility requirements provides that we must have met these requirements on or before October 7, 1999, including filing and clearing a registration statement under the Exchange Act with the Commission. We did not meet this deadline and, as a result, were deleted from the Over-the-Counter Bulletin Board on October 7, 1999. There continues to be a market for our stock because we qualify for a Commission exemption that allows us to automatically be quoted on the National Quotation Bureau's "Pink Sheets" until we meet the eligibility requirements for the Over-the-Counter Bulletin Board. Trading on the "Pink Sheets" will result in a less liquid market for our stock than would exist on the Over-the-Counter Bulletin Board.

If we do not adapt to rapid technological change, our business will be adversely
--------------------------------------------------------------------------------
affected.
---------
Our success is highly dependent upon our ability to develop new and enhanced services, and related products that meet changing customer requirements. At present, our two main products -- CDK(TM) and MixFactory(TM)-- are both available and for sale to the public. Nonetheless, the market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new and enhanced software, service and related product introductions.

To remain successful, we must be responsive to new developments in hardware and semiconductor technology, operating systems, programming technology, and computer capabilities. In many instances, the new and enhanced services, products, and technologies are in the emerging stages of development and marketing, and are subject to the risks inherent in the development and marketing of new software, services, and products. We may not successfully identify new service opportunities, and develop and bring new and enhanced services and related products to market in a timely manner; there can be no assurance that:

     o any of these services, products or technologies will develop or will be commercially successful, or that we will benefit from these developments, or

     o services, products, or technologies developed by others will not render our services, and related products noncompetitive or obsolete.

If we are unable, for technological or other reasons, to develop and introduce new services and products in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced software, services, and related products do not achieve a significant degree of market acceptance, our business, operating results, and financial condition would be materially adversely affected.

We face intense competition in the CD development market.
---------------------------------------------------------
Portions of the online, custom CD market are becoming increasingly competitive. We expect in the coming years to face significant competition in all of our markets. We expect new companies will emerge and compete for the same customers.

We expect competition to increase from both established and emerging companies and that this increased competition will result in reduced costs which could materially adversely affect our business, operating results, and financial condition. Moreover, our current and potential competitors, some of whom have significantly greater financial, technical, marketing, and other resources than we do, may respond more quickly than we do to new or emerging technologies or could expand to compete directly against us. Accordingly, it is possible that current or potential competitors could rapidly acquire significant market share. There can be no assurance that we will be able to compete against current or future competitors successfully or that competitive pressures faced by us will not have a material adverse effect on our business, operating results, and financial condition.

Government regulation and legal uncertainties may affect our business.
----------------------------------------------------------------------
Only a small body of laws and regulations currently apply specifically to content of, access to, or commerce on, the Internet. It is possible that laws and regulations with respect to the Internet may be adopted by governments in any of the jurisdictions in which we can sell our products, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation could subject us and/or our customers to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

And, because our services are available over the Internet virtually worldwide, and because we facilitate sales by our customers to end users located in multiple provinces, states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of the state/province or that we have a permanent establishment in each of the foreign countries. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for failure to qualify and could result in the inability to enforce contracts in these jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on certain key personnel.
------------------------------------------
Our success depends to a significant degree upon the continued contributions of our key management, including: (1) Steven A. Horowitz, Chairman, Chief Executive Officer, Chief Financial Officer and Secretary of our parent company; (2) CDKnet, LLC's officers Shai Bar-Lavi, Chief Executive Officer; Israel Hersh, President; and Shlomo Shur, Chief Operating Officer; and (3) ValueFlash's officers Shai Bar-Lavi, Chief Executive Officer and Director; Shlomo Shur, President and Director; Michael Jolly, Executive Vice President of the Entertainment Group; Tom Ross, President of the Media Group; Russell Kern, Executive Vice President and Director of Marketing; Marcia Irwin, Senior Vice President and Creative Director; and director Steven A. Horowitz. Our operations could be affected adversely if, for any reason, any of these officers ceased to be active in our management.

We maintain proprietary nondisclosure and non-compete agreements with some employees, contractors and collaborators/partners. We do not have key person life insurance policies on directors, executive officers or key employees. Competition for employees in the multimedia technology industry is intense, and there can be no assurance that we will be able to attract and retain enough qualified employees. If our business grows, it may become increasingly difficult to hire, train and assimilate the new employees needed. Our inability to retain and attract key employees could have a material adverse effect on our business, operating results, and financial condition.

We may have difficulty in management of growth.
-----------------------------------------------
We may experience a period of rapid growth which could place a significant strain on its resources. Our ability to manage growth successfully will require us to continue to improve our operational, management and financial systems and controls as well as to expand our work force. A significant increase in our customer base would necessitate the hiring of a significant number of additional customer service care and technical support personnel as well as computer software developers and technicians, qualified candidates for which, at the present time, are in short supply. We must manage relationships with a growing number of third parties as we seek to complement our service offerings and increase its sales efforts. If our management is unable to manage growth effectively, hire needed personnel, expand and adapt our computer infrastructure or improve our operational, management, and financial systems and controls, our business, operating results, and financial condition could be materially adversely affected.

Product defects can adversely affect our business.
--------------------------------------------------
The software products utilized by us could contain errors or "bugs" that could adversely affect the performance of services or damage a user's data. In addition, as we increase our share of the multisession, i.e., both audio and video, CD market, software reliability and security demands will increase. Attempts to limit our potential liability for warranty claims through limitation-of-liability provisions in its customer agreements. There can be no assurance that the measures taken by us will prove effective in limiting our exposure to warranty claims. Despite the existence of various security precautions, our computer infrastructure may be also vulnerable to viruses or similar disruptive problems caused by our customers or third parties gaining access to our processing system.

We have limited protection of proprietary technology and there is a risk of
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third party claims.
-------------------
We regard some of our services as proprietary and rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure agreements, and other intellectual property protection methods to protect our services. Existing intellectual property laws afford only limited protection, and it may be possible for unauthorized third parties to copy our services and related products or to reverse engineer or obtain and use information that we regard as proprietary. There can be no assurance that our competitors will not independently develop services and related products that are substantially equivalent or superior to ours.

         Management's Discussion and Analysis of Financial Condition and Results
         -----------------------------------------------------------------------
         of Operations
         -------------

The following contains forward-looking statements based on current expectation, estimates and projections about our industry, management's beliefs and assumptions made by management. All statements, trends, analyses and other information contained herein relative to trends in our financial condition and liquidity, as well as other statements, including, but not limited to, words such as "anticipate," "believe," "plan," "intend," "expect," "predict," and other similar expressions constitute those statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict. Accordingly, actual results may differ materially from those anticipated or expressed in the statements. Potential risks and uncertainties include, among others, those set forth below. Particular attention should be paid to the cautionary statements involving our limited operating history, the unpredictability of its future revenues, the unpredictable and evolving nature of our business model, the competitive online, multimedia compact disc (CD) industry and the risks associated with capacity constraints, systems development, management of growth and business expansion, as well as other risk factors.

1.       General

We expect to continue to receive funds from the sale of our products and services, including agreements, described below, including our agreement with Asia Pioneer.

We have also funded our operations through equity financing and convertible debt financing and have had no lines of credit or other similar credit facility available to us. Our recent efforts to raise capital through equity financing have been successful, providing near-term operating capital.

We intend to reduce operating expenses through: (1) reallocating resources to the continued development of our V-Flash product, described below, (2) our continued policy of outsourcing of production, (3) reducing marketing costs, and
(4) reducing payroll.

Additionally, we have successfully accomplished the initial stages of our fiscal 2000 operating plan with: (1) the hiring of Tom Ross to head our Entertainment Group in Los Angeles, California, and (2) the recent completion of V-Flash, our new software based communication module which we are distributing through our subsidiary, ValueFlash.com, Inc. The V-Flash product was initially developed by our subsidiary, CDKnet, LLC, which transferred the V-Flash related software to our new subsidiary, ValueFlash.com, in January 2000 for further development and production. V-Flash provides a real-time, direct communication vehicle for marketers to reach their customers using a PC desktop application. ValueFlash's strategy is the first to utilize retail music CD sales as a distribution strategy for software that will serve as a key marketing tool. ValueFlash's operations are funded through separate equity financings achieved through private placements.

We also continue to rely on our ability to raise money through equity financing to finance all of our business endeavors. To date, we have focused our funds on the development of CDKTM products (including CDKTM 1.0, CDKTM 2.0, and Gameplayer 2.0 and our new E-commerce facility MixFactory.comTM), as well as V-Flash, our new desktop direct marketing application.

Our current business development efforts include both full-time employees as well as outside consultants. Consultants are compensated on a performance basis.

We have had success at recent financing efforts although we have had a history of operating losses which raised doubt about our ability to continue operations. For example, we have a licensing agreement with Asia Pioneer that provides us with $150,000 infusion of capital each month for six months until May 2000 and, therefore, serves as a liquidity and capital resource. The parties are currently renegotiating this agreement to extend the payments until June 30, 2000. Additionally, the parties have entered into a technology and license agreement which gives us a 4.89% interest in Asia Pioneer at the completion of the underlying services in exchange for a license to use certain CDKTM technology. Our ownership interest in Asia Pioneer can be sold in the event we need a cash infusion. We have also successfully raised $1,400,000 in private financings through our subsidiary, ValueFlash.com, Inc. since December 31, 1999.

However, if we are unable to obtain significant additional financing or otherwise obtain working capital to fund our operations, we may be obliged to seek protection of the bankruptcy courts. Our former independent certified public accountants added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and in the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that substantial doubt about our ability to continue as a going concern. The factors cited by them include the following: (1) continued losses; (2) use of significant cash in operations and, and (3) lack of sufficient funds to execute our business plan.

From a marketing standpoint, we continue to: (1) maintain a corporate Web site which solicits feedback from potential clients; (2) appear at relevant trade shows and seminars; and (3) retain a public relations firm to service corporate announcements to the press. In the near term, we will continue to focus on generating revenue from the sale of client-specific CDKs, MixFactory custom CD services, and the V-Flash desktop, direct marketing application and communications module.

Results of Operations - October 1, 1999 to December 31, 1999
------------------------------------------------------------

During the quarter ending December 31, 1999, we incurred a net loss of $1,627,689 on revenues of $16,491 compared to a net loss of $943,894 on revenues of $ 183,660 in the prior period ended December 31, 1998. Revenues declined $167,169 in the current period because our focus shifted to the enhancement of our core technologies, such as the perfection of our MixFactoryTM technology and CDKTM version 2.0 and Macintosh compatible CDKTM version 1.5, as well as the penetration of core markets. From September 30, 1999 to December 31, 1999, we have expended approximately $119,251 on research and development.

Results of Operations - Three month period ended December 31, 1999 compared to
------------------------------------------------------------------------------
three month period ended December 31, 1998
------------------------------------------

During the quarter ending December 31, 1999, we incurred a net loss of $1,627,689 on revenues of $16,491 compared to a net loss of $943,894 on revenues of $ 183,660 in the prior period ended December 31, 1998. Revenues declined $167,169 in the current period because our focus shifted to the enhancement of our core technologies, such as the perfection of our MixFactoryTM technology and CDKTM version 2.0 and Macintosh compatible CDKTM version 1.5, as well as the penetration of core markets. From September 30, 1999 to December 31, 1999, we have expended approximately $119,251 on research and development.


Results of Operations - Six month period ended December 31, 1999 compared to six
--------------------------------------------------------------------------------
month period ended December 31, 1998
------------------------------------

During the period ended December 31, 1999, we incurred a net loss of $2,816,568 on revenues of $40,154 compared to a net loss of $2,298,082 on revenues of $342,053 in the prior period ending December 31, 1998. Revenues declined in the current period because our focus shifted to the enhancement of our core technologies, such as the perfection of our MixFactoryTM technology, our V-FlashTM technology, CDKTM version 2.0 and Macintosh compatible CDKTM version
1.5 as well as the penetration of core markets. From July 1, 1999 to December 31, 1999, we have expended approximately $227,251 on research and development.

Research and development expenses incurred during the period ended December 31, 1999 related to the continued new development and enhancement of the CDKnet product line, the creation of the V-FlashTM technology, and making the E-commerce veneue operate. Selling, general and administrative expenses increased from $1,423,019 in the prior period to $1,815,081 principally because the prior period was only nine months and because of an increase in payroll, consulting and professional fees related to expansion of our business, research and development activities and operating as a public company.

Depreciation and amortization expenses decreased from 1,101,167 in the prior period to $970,755.

Other significant expenses incurred during this period arose in the form of the fair value charges for stock options and warrants granted principally for consulting and legal services of $401,875 include in selling, general and administrative expenses.

Liquidity and Capital Resources
-------------------------------

At period ending December 31, 1999 cash amounted to $147,349 and current liabilities were $971,732 compared to cash of $231,347 and current liabilites of $829.051 as of June 30, 1999. We do not have sufficient funds to finance operations for the next year. We expect to finance our operaitons through revenues from sales of our products and services and through private placements of equity and debt securities. If we are unable to raise additional financing, we may be unable to continue operations.

Significant events, discussed in greater detail elsewhere in this filing, which occurred during the period from July 1, 1999 to December 31, 1999 include the following:

         o We entered into agreements with CollegeMusic, LLC, Megaforce Records, DreamWorks Records Corporation, Atomic Pop LLC and Asia Pioneer Limited, which we hope will prove profitable.

During the period July 1, 1999 to December 31, 1999, we raised a total of $1,302,000 from the following private placements of equity:

         o On August 9, 1999, we raised $155,000 from Y2G.com, Inc. On September 8, 1999, we sold Y2G an additional 116,000 shares of common stock for $155,000.

         o On November 1, 1999, we raised $500,000 from Erno and Rachel Bodek through the issuance of 1,000,000 shares of common stock, along with 30-month Warrants to purchase an additional 200,000 shares of common stock at $1.25 per share, and an option to purchase another 2,000,000 shares of common stock at $.50 per share which shall expire on December 31, 1999.

         o On November 2, 1999, we raised $437,500 through the issuance of 1,250,000 shares of common stock to four investors (The Gross Foundation, Inc., Fox Distribution, Inc., Steven A. Horowitz, and Michael Sonnenberg) along with two-year warrants to these investors to purchase an additional 125,056 shares of common stock.

         o On November 16, 1999, we entered into a Subscription Agreement with Asia Pioneer where we raised $100,000 from Asia Pioneer through the issuance of 200,000 shares of common stock, along with six allotments to purchase an additional 300,000 shares of common stock per month at $150,000 per allotment. The allotments will be fulfilled in May 2000. The parties also entered into a Technology and License Agreement on the same day.

The proceeds from these issues have and will be used to (i) continue our ongoing operations, (ii) development of CDKTM, V-Flash, Gameplayer, and MixFactory.comTM product lines and (iii) to repay our debt.

         o On October 7, 1999, our common stock was deleted from the Over-the-Counter Bulletin Board. Our common stock now trades on the so called "Pink Sheets" under the symbol "CDKX", until the Commission completes the review process regarding our registration statement.

Significant events, discussed in greater detail elsewhere in this filing, which occurred during the period from July 1, 1998 to December 31, 1998 include the following:

         o On July 8, 1998, we purchased Kelly Music's then remaining 26.15% ownership interest in CDKnet, LLC for $5,171,122, payable in a combination of 1,883,635 common shares of our stock and debt retirement of $600,000 in notes, as well as a cash payment of $65,000 raising our direct interest in CDKnet, LLC to its present level of 48.5%. Creative Technology, LLC, our wholly owned subsidiary owns the the remaining 51.5%.

         o On December 16, 1998, we changed our name from Technology Horizons Corp. to CDKNET.COM, INC.

         o On December 18, 1998, we began trading on the Over-the-Counter Bulletin Board under the symbol of "CDKX".

         o During the period September 4, 1998 through January 21, 1999, we issued $600,000 in 6% Subordinated Convertible Debentures due September 1, 2003 with detachable five-year warrants (the "Notes") to purchase 60,000 shares of common stock of the Company at an exercise price of $3.00 per share.

Results of Operations - 1999 Compared to the Period Ended June 30, 1998.
------------------------------------------------------------------------

During the fiscal year ending June 30, 1999, we incurred a net loss of $6,194,600 on revenues of $474,344 compared to a net loss of $1,184,475 on revenues of $616,137 in the prior period ended June 30, 1998. Revenues resulted from sales of products from our CDKnet product line. Revenues declined from $616,137 in the prior period because our financial condition restricted its ability to promote its products. Cost of revenues in fiscal 1999 were approximately $288,762 or 61% compared to $415,769 or 67% in the prior period. We believe this minor improvement is within normal variances and is not material.

Research and development expenses incurred during the year ended June 30, 1999 related to the continued new development and enhancement of the CDKnet product line, the creation of MixFactory.comTM, and making the E-commerce venue operate. Selling, general and administrative expenses increased from $1,580,478 in the prior period to $3,304,551 principally because the prior period was only nine months and because of material increases in payroll, consulting and professional fees related to expansion of our business, research and development activities and operating as a public company.

Depreciation and amortization expenses increased from $133,776 in the prior period to $1,981,130 principally because of amortization of goodwill related to the purchase of minority interests of Kelly Music and Entertainment Corp. and various shareholders of Kelly Music as well as increases due to increases in fixed assets. Other significant expenses incurred during this period arose in the form of the fair value charges for stock options and warrants granted principally for consulting and legal services of $450,870, include in selling, general and administrative expenses, and the discount on convertible debentures and other loans of $1,038,008.

At year end June 30, 1999, cash amounted to $231,347 and current liabilities were $829,051. We do not have sufficient funds to finance operations for the next year. We expect to finance our operations through revenues from sales of our products and services and through private placements of equity and debt securities. If we are unable to raise additional financing, we may be unable to continue operations.

In March 1999, we received approval by the United States Patent Office for certain claims made in our patent application for CDKTM technology. Subsequent to year ended June 30, 1999, a submission has been made to the United States Patent Office for reconsideration of the unapproved claims and filing publication and perfection of our claims.

We are now actively marketing and beginning to sell CDKnet products and have launched the first of several MixFactoryTM sites.

Liquidity and Capital Resources
-------------------------------

During fiscal 1999, we raised a total of $2.1 million from the following private placements of debt and equity:

         o Between September 4, 1998 and January 21, 1999, we raised $600,000 through the issuance of $600,000 in 6% Subordinated Convertible Debentures and five- year warrants to purchase 60,000 shares of common stock at $3.00 per share.

         o On February 2, 1999, we raised $1,500,000 through the issuance of $1,500,000 in 5.75% Subordinated Convertible Debentures and four-year warrants to purchase 100,000 shares of common stock at $1.75 per share. During fiscal 1998, we raised a total of

                  $224,986 from the following private placements of debt and equity:

         o On May 21, 1998, our predecessor, International Pizza Group, issued 2,999,985 common shares as consideration for $224,986 as part of a private placement. We issued 7,300,363 common shares in connection with the acquisition of a combined 73.85% of the equity interests in CDKnet, LLC.

The proceeds from these issues have and will be used to (i) continue our ongoing operation, (ii) development of CDKTM, Gameplayer, and MixFactory.comTM product lines, and (iii) to repay our debt.

Factors Affecting Future Results.
--------------------------------

We do not provide forward looking financial information. However, from time to time statements are made by employees that may contain forward looking information that involve risks and uncertainties. In particular, statements contained in this registration statement that are not historically containing predictions and are made under the Safe Harbor Corporate Private Sector Litigation Reform Act of 1995. Our actual result of operations and financial condition have varied and may in the future vary significantly from those stated in any predictions. Factors that may cause these differences include without limitation the risk, uncertainties and other information discussed within this registration statement, as well as the accuracy of our internal estimate of revenue and operating expense levels. We face a number of risk factors which may create circumstances beyond the control of management and adversely impact the ability to achieve our business plan.

Year 2000 Compliance
--------------------

We did not experience any major "Year 2000" or "Y2K" problems January 1, 2000. Nor did we experience disruptions due to the inability of our systems to recognize February 29, 2000. In 1999, we completed our testing and preparation for any potential Y2K problems with our internal systems, computers and software, and the products and systems of our critical vendors and suppliers. The costs associated with our review was minimal, primarily because we utilized internal personnel to complete the review, and because our systems are relatively new.

Despite the lack of disruptions in our peripheral operating systems or with certain non-critical vendors, it is possible that our vendors may have Y2K problems that will not be known until one full cycle of vendor orders has been completed.

                             DESCRIPTION OF PROPERTY
                             -----------------------

Our executive office is located at 595 Stewart Avenue, Suite 710, Garden City, New York 11530. The office space is donated to us by the law firm of Horowitz, Mencher, Klosowski & Nestler, P.C., of which Steven Horowitz (our Chairman, Chief Executive Officer, Chief Financial Officer and Secretary) is managing partner. Our executive offices may be reached at (516) 222-8800.

Our manufacturing, research and development is conducted out of CDKnet, LLC's office located at 250 West 57th Street, New York, New York 10019. ValueFlash.com shares office space with CDKnet, LLC. The New York City office consists of approximately 4,825 square feet, which is subleased from Kelly Music pursuant to a month-to-month arrangement that will expire on April 30, 2000. The annual lease rate is approximately $135,600. This office may be contacted by telephone at 212-547-6050. All property is insured to industry standards.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

         SECURITY OWNERSHIP OF CERTAIN NON-MANAGEMENT BENEFICIAL OWNERS

The following are the Company's non-management, beneficial owners of more than 5 percent of the outstanding shares amount of its common stock as of March 3, 2000:

A. CDKNET.com, Inc.
-------------------

Name and Address of                    Amount and Nature            Percent of
Beneficial Stockholder                 of Beneficial Ownership      Class (1)(2)
----------------------                 -----------------------      ------------

Alvin Pock                                 1,352,546                   6.91%
595 Stewart Avenue
Garden City, New York 11530

Gary Segal                                   913,251                   4.67%
6007 Ft. Hamilton Parkway
Brooklyn, New York 11219

Dan Roc Limited Partnership                1,047,735                   5.35%
595 Stewart Avenue
Garden City, New York 11530

The Target Group Fund Ltd. (4)             3,000,000                   15.32%
c/o George Sandhu
The International Investment Group
17 State Street, 18th Floor
New York, New York 10004

Erno and Rachel Bodek                      3,000,000                   15.32%
c/o Victoria Sales Corporation
541 West 21st Street
New York, New York 10011

Beneficial Owners as a group (3)           9,313,532                   47.58%
------------------------------------------
Notes to table of non-management beneficial shareholders

(1) There were 19,576,157 shares of common stock outstanding as of March 3, 2000.

(2) Except as described in footnote (3) below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and these notes.

(3) As set forth in this table, there are 6 individuals or entities who are not members of our management each of whom individually owns 5% or more of our common stock. In addition to these individuals, there is a large group of individuals who constitute beneficial owners of our common stock pursuant to the terms of a Stockholders Agreement dated May 7, 1998. Under the Stockholder's Agreement, its 35 signatories are required to vote their respective shares of stock identified in the Agreement as a class under certain circumstances. The names of the 35 signatories and their respective ownership interests are set forth in

         Exhibit 99.1 of this document. As a result, the signatories as a group may constitute beneficial owners of our common stock although only a few individually own more than 5% of our common stock. The voting and certain other provisions of the Shareholders Agreement have been rescinded by 16 of the signatories to the Shareholders Agreement. We believe it is the position of the signatories to the Shareholders Agreement that they do not constitute a "group" as such term is defined under Rule 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended. The rescindment will not become effective until all 35 shareholders execute the Stockholders' Agreement.

(4) Represents shares issuable upon the conversion of preferred stock to common stock at $.50 per share. See Note 6 of the attached June 30, 1999 Financial Statements.

B. ValueFlash.com Incorporated
------------------------------

Name and Address of                    Amount and Nature            Percent of
Beneficial Stockholder                 of Beneficial Ownership      Class (1)(2)
----------------------                 -----------------------      ------------

AMRO                                        750,000(3)                  12.61%
c/o CDKENT.COM, INC.
595 Stewart Avenue, Suite 710
Garden City, NY 11530

Alvin Pock                                  150,000(4)                    2.6%

Beneficial Owners as a Group                900,000                     14.94%

------------------------------------------
Notes to table of non-management beneficial shareholders

(1) There were 5,700,000 shares of ValueFlash.com common stock outstanding as of March 3, 2000. CDKNET.com, Inc. owns 5,000,000 (87.72%) shares of ValueFlash common stock in addition to 3.5 million options to purchase common stock at $1.50 per share, expiring January 28, 2005.

(2) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and these notes.

(3) Includes 250,000 options to purchase ValueFlash common stock at $1.50, expiring January 28, 2005.

(4) Includes 75,000 options to purchase ValueFlash common stock at $1.50, expiring January 28, 2005.

                        SECURITY OWNERSHIP OF MANAGEMENT
                        --------------------------------

The following table sets forth information with respect to the share ownership of our common stock by our officers and directors, both individually and as a group, and by the record and/or beneficial owners of more than 5 percent of the outstanding amount of such stock as of March 3, 2000:

                SHARES OF COMMON STOCK OWNED BENEFICIALLY AND OF
                              RECORD BY MANAGEMENT

A. CDKnet.com, Inc.
-------------------

Title of
Class of
Stock             Name and Address          Amount and Nature         Percent of
Owned(1)(2)       of Beneficial Owner       of Beneficial Ownership   Class
-----------       -------------------       -----------------------   -----

Common            Steven A. Horowitz              3,606,792(3)         17.09%
                  c/o CDKNET.COM, INC.

                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Andrew J. Schenker                 73,367(4)          *
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Anthony J. Bonomo                  50,000(5)          *
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Shai Bar-Lavi                   1,250,000(6)          6%
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Shlomo Shur                       500,000(11)         2.49%
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Israel Hersh                      100,000(7)          *
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Michael W. Jolly                  143,333(8)          *
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Russell A. Kern                   143,333(8)          *
                  c/o CDKNET.COM, INC.
                  595 Stewart Avenue, Suite 710
                  Garden City, NY 11530

Common            Tom Ross                          300,000(9)          1.51%
                  1480 San Reno Drive
                  Pacific Palisades, CA 90272

All officers and directors                       6,166,125(10)         26.08%
as a group (8 persons)

---------------------------------------
Notes to table of beneficial shareholders

*Denotes less than 1%

(1) There were 19,576,157 shares of common stock outstanding as of March 3, 2000. This table does not include options to purchase 10,000 shares of our common stock under our 1998 Equity Incentive Plan held by Mr. Keith Fredericks, formerly our Sr. Vice President of Software Development and Chief Technical Officer. Mr. Fredericks resigned effective December 17, 1999.

(2) Except for the limitations set forth in the Shareholders Agreement dated May 7, 1998, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and these notes. See Exhibit 4.3.

(3) This table includes options to purchase 750,000 shares of our common stock under the Plan, and 28,571 two-year Warrants to purchase common stock. Mr. Horowitz is our Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer and Secretary. This figure does not include 150,000 warrants issued to Horowitz, Mencher,

         Klosowski & Nestler P.C., a law firm controlled by Mr. Horowitz, in connection with a loan and loan extension. On January 11, 2000, Mr. Horowitz was granted 750,000 options expiring on January 10, 2010 to purchase shares of our common stock at $1.00 per share. This table also includes those options.

(4) This table includes options to purchase 50,000 shares of our common stock under the Plan. Mr. Schenker is one of our directors.

(5) This table includes options to purchase 50,000 shares of our common stock under the Plan. Mr. Bonomo is one of our directors.

(6) This table includes warrants to purchase 750,000 shares and options to purchase 500,000 shares of our common stock under the Plan. The table does not include 250,000 options held in escrow pending the completion of financing transaction in excess of $1,000,000. Mr. Bar-Lavi is our President.

(7) This table includes options to purchase 100,000 shares of our common stock under the Plan.

(8) This table includes options to purchase 143,333 shares of our common stock under the Plan. Mr. Kern is our Executive Vice President and General Manager. Mr. Jolly is our Executive Vice President, Entertainment Group.

(9) This table includes options to purchase 300,000 shares of our common stock pursuant to his employment agreement. Mr. Ross is President of the Entertainment Group.

(10) Includes all stock options (3,286,666 shares of common stock) and 778,571 Warrants owned by officers and directors.

(11) Includes 500,000 options to purchase common stock at $1.00 per share under the Plan.

B. ValueFlash.com Incorporated
------------------------------

Title of                                                             Percent of
Class of         Name and Address          Amount and Nature         Class
Stock            of Beneficial Owner       of Beneficial Ownership   Owned(1)(2)
-----------      -------------------       -----------------------   -----

Common           Steven A. Horowitz                750,000(3)        11.63%
                 c/o CDKNET.COM, INC.
                 595 Stewart Avenue, Suite 710
                 Garden City, NY 11530

Common           Shai Bar-Lavi                   1,250,000(4)        17.99%
                 c/o CDKNET.com, Inc.
                 595 Stewart Avenue, Suite 710
                 Garden City, NY 11530

Common           Shlomo Shur                       750,000(5)        11.63%
                 c/o CDKNET.com, Inc.
                 595 Stewart Avenue, Suite 710
                 Garden City, NY 11530

Common           Michael Vasinkevich             1,437,500(6)        20.49%
                 525 Northern Blvd.
                 Suite 308
                 Great Neck, N.Y. 11021

Common           CDKNET.com, Inc.                8,500,000(7)        92.39%
                 595 Stewart Avenue

                 Suite 710
                 Garden City, NY  11530

All Officers and Directors
as a group (5 persons)                          12,687,500           95.66%

-----------------------------
Notes to table of beneficial shareholders

(1) There were 5,700,000 shares of ValueFlash.com common stock outstanding as of March 3, 2000.

(2) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and notes.

(3) Includes 750,000 options to purchase ValueFlash common stock at $1.50 per share expiring on January 13, 2005.

(4) Includes 1,250,000 options to purchase ValueFlash common stock at $1.50 per share expiring on January 13, 2005.

(5) Includes 750,000 options to purchase ValueFlash common stock at $1.50 per share expiring on January 13, 2005.

(6) Includes 62,500 options to purchase ValueFlash common stock at $2.00 per share expiring on August 13, 2000 as well as 1,250,000 options to purchase stock at $1.50 per share expiring on January 13, 2005.

(7) Includes 3,500,000 options to purchase common stock at $1.50 per share expiring on January 13, 20005.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

The following sets forth our directors and executive officers and key employees as of March 3, 2000, their respective ages, the year in which each was first elected or appointed a director, and any other office in the Company held by each director.

A. CDKnet, LLC
--------------

NAME OF DIRECTOR/          AGE       POSITION HELD              DATE ELECTED
POSITION HELD                                                   OR APPOINTED
--------------------------------------------------------------------------------

Steven Horowitz            40        Director, Chairman,          May 1998
                                     CFO and Secretary

Shai Bar-Lavi              40        CEO                          August 1999

Israel Hersh               46        President                    February 2000

Shlomo Shur                50        COO                          March 2000

Michael W. Jolly           31        Consultant for               October 1997
                                     Business Development

Russell A. Kern            33        Consultant for               April 1998
                                     Marketing

Tom Ross                   51        Consultant for               August 1999
                                     Entertainment

Andrew J. Schenker         39        Director                     May 1998

Anthony J. Bonomo          40        Director                     May 1998


B. ValueFlash.com Incorporated
------------------------------

NAME OF DIRECTOR/          AGE       POSITION HELD              DATE ELECTED
POSITION HELD                                                   OR APPOINTED
--------------------------------------------------------------------------------

Shai Bar-Lavi              40        CEO, Director                February 2000

Shlomo Shur                50        President, Director          February 2000

Michael W. Jolly           31        EVP, Entertainment Group     February 2000

Tom Ross                   51        President, Media Group       February 2000

Russell A. Kern            33        EVP, Director Marketing      February 2000

Marcia Irwin               49        SVP, Creative Director       February 2000

Steven Horowitz            40        Director                     February 2000

Michael Vasinkevich        33        Director                     February 2000


                              FAMILY RELATIONSHIPS
                              --------------------

No family relationship exists between or among any of our directors, executive officers, and significant employees, as defined below, or any person contemplated to become such.

                               BUSINESS EXPERIENCE
                               -------------------

STEVEN A. HOROWITZ, ESQ. - Chairman, Chief Financial Officer and Secretary, CDKnet.com, Inc., and Director, ValueFlash.com Inc.

Mr. Horowitz has served as Chairman of the Board of Directors and Secretary of the Company since May 1998, has served as Chief Financial Officer since October 1999, and has served as the managing member of Creative Technology and CDKnet, LLC since October, 1998 and November, 1998, respectively. He is the founding shareholder of Horowitz, Mencher, Klosowski, & Nestler, P.C., a Garden City, New York-based law firm with offices in Huntington, New York and New York City. Mr. Horowitz holds a degree from Hofstra University School of Law and a Master of Business Administration degree in Accounting from Hofstra University School of Business. Mr. Horowitz is an Adjunct Professor of Law at Hofstra University School of Law. In 1986 and 1987, Mr. Horowitz was Director of Taxes for Symbol Technologies, Inc., a New York Stock Exchange corporation. Mr. Horowitz is a member of the American Bar Association and the New York State Bar Association.

ANTHONY J. BONOMO - Director, CDKnet.com, Inc.

Mr. Bonomo has served as a director of the Company since June, 1998. He has, since 1986, served in various executive capacities at Administrators for the Professions, Inc., the Physicians' Reciprocal Insurers, one of the largest medical malpractice carriers in New York States, including Executive Vice President and Chief Operating Officer from 1993 to 1995 and President from 1995 to the present. Mr. Bonomo is a member of the Bar of the State of New York and serves as a board member of several charitable associations and foundations.

ANDREW J. SCHENKER - Director, CDKnet.com, Inc.

Mr. Schenker became a director of the Company in May, 1998. He is the Director of Finance for North America Sales and Services Division at Symbol Technologies, Inc. a manufacturer and world leader in bar-code based data transaction systems based in Holbrook, New York. Since November 1986, he has held several financial management positions at Symbol Technologies, Inc., most recently at the position described above. He is also the trustee for several trusts and a public foundation, as well as an Executive Committee member of the Smithtown School District Industry Advisory Board.

SHAI BAR-LAVI - Chief Executive Officer of CDKnet, LLC, Chief Executive Officer and Director of ValueFlash.com Inc.

Mr. Bar Lavi joined CDKnet as its President in August 1999 and has subsequently relinquished that position and become the Chief Executive Officer of both CDKnet, LLC. and ValueFlash.com Inc. Mr. Bar-Lavi is directing the CDKnet's business operations and development plans. From April 1999 to July 1999, Mr. Bar-Lavi served as a consultant to the Company. Prior to joining CDKnet, Mr. Bar-Lavi served as Chief Operating Officer of the Hungarian Broadcasting Corporation, a publicly traded company, from January 1998 to December 1998. From July 1990 to December 1997, he served as President of Topline Communications. Mr. Bar-Lavi's experience with computers goes back to the early '80s where he ran Sagy Computer Services, a mainframe-based company providing payroll and accounting services.

SHLOMO SHUR - President and Director, ValueFlash.com Inc. and Chief Operating Officer, CDKnet, LLC.

Shlomo has over 20 years of software development and technology consulting experience. He joined the Company in late 1999 as Chief Operating Officer and has also assumed the position of President of ValueFlash.com Inc. Prior to joining CDKnet, Shlomo was a co-founder of Executone Information Systems where he spent 15 years as a senior technology officer. Shlomo also spent two years as an independent technology consultant. Shlomo has a BS in Electrical Engineering from City College, New York.

MICHAEL W. JOLLY - Executive Vice President, Sales Director, ValueFlash.com Inc.

Mr. Jolly is responsible for identifying and developing business opportunities and strategic partnering opportunities within the entertainment industry. Mr. Jolly joined the Company in November 1997. Prior to joining CDKnet, Mr. Jolly served as Vice President of Marketing and Secretary at Kelly Music and Entertainment Corp. (creator of CDK(TM) Technology) from October 1995 to November 1997. There he developed music and entertainment products and built a significant amount of music, movie and TV industry contact relationships. From August 1991 to October 1995, Mr. Jolly held positions at Cigna Financial Advisors in which he developed programing and packaging products in the network programming and in-flight entertainment markets as well as serving as a Financial Advisor where he provided financial, statistical and strategic planning to businesses. Mr. Jolly has a B.S. in Marketing from Hofstra University.

RUSSELL A. KERN - Executive Vice President, Marketing Director, ValueFlash.com Inc.

Mr. Kern joined CDKnet in April 1998 and is responsible for overseeing the CDKnet's daily operations and identifying strategic alliance/business building opportunities. Further, Mr. Kern works with the Business Development team and the Technical team to ensure consistent branding is maintained through all communications and product offerings. Prior to joining CDKnet, Mr. Kern served from November 1995 to April 1998 as Director of Strategic Planning at Poppe Tyson (now ModemMedia.PoppeTyson), developing successful Web initiatives for a range of clients including IBM and Minolta. From January 1994 to November 1995, he was Marketing Director at Marketing Resources of America. He also served five years with BBDO Advertising planning for clients such as Visa USA, Pepsi-Cola and Campbell's. In addition, he has several years experience in direct-response marketing, developing DRTV, print and direct-mail programs. Mr. Kern has a B.S. in Marketing from the Wharton School at the University of Pennsylvania.

TOM ROSS - President, Entertainment Group of ValueFlash.com Inc.

Mr. Ross, joined CDKnet in August 1999 and is responsible for identifying business opportunities within the entertainment, music and film industries and securing partnership agreements. From December 1998 to July 1999, Mr. Ross served as a consultant. Prior to that, Mr. Ross was a partner of Creative Artists Agency ("CAA") from January 1984 to November 1998. As a founder, architect and chief of the music department at CAA, Mr. Ross worked with some of the most celebrated artists in music: Jefferson Airplane, Crosby, Stills & Nash, Tim McGraw, Eric Clapton, Bob Dylan, Madonna, Janet Jackson, Reba McEntire, Bette Midler and Fleetwood Mac, to name a few. Before he left CAA late last year, many considered him the top agent in the music business. In his 30-year career, he had the reputation of fighting on behalf of his clients' financial interests while enabling them to present their art without compromise.

ISRAEL HERSH - President, CDKnet, LLC.

Israel Hersh has been VP, Chief Technology Officer with Executone Information Systems since January, 1999. Mr. Hersh joined Executone as Director of Software Development in 1984, and was promoted to Vice President of Software Engineering in January, 1995. In June, 1996, Mr. Hersh was promoted to Vice President, Product Development of Executone's Computer Telephony Division. Prior to his employment with Executone Information Systems, Inc. Mr. Hersh was a manager of the Software Development Department for T-Bar, Inc. Mr. Hersh has a B.S. in Electrical Engineering from Tel-Aviv University and a MS in Electrical Engineering from Bridgeport University.

MARCIA IRWIN - Senior Vice president Creative Director, ValueFlash.com Inc.

Marsha joins ValueFlash form HGTV where she served as New Media Creative Director. She was responsible for the design, development and maintenance of the HGTV Web site as well as overseeing a staff of designers, writers, and producers in three cities. Marcia was also responsible for all of HGTV's intreactive television initiatives. Prior to joining HGTV, Marcia served four years as Director of Broadcast Production/Associate Creative Director at Davis Newman Payne Advertising in Knoxville, TN, working on accounts including Sea Ray Boats, Rubbermaid Office Products, Home Federal Bank and Food City. In total, Marcia has over 20 years of creative advertising experience and is well versed in new media marketing. Marcia has a BA in English Literature and an MA in Mediaeval Literature both from SUNY Buffalo. Marcia is also a member of the Women in Cable & Telecommunications Association.

                             EXECUTIVE COMPENSATION
                             ----------------------

1.  EXECUTIVE OFFICER COMPENSATION

The following table sets forth all compensation paid by us as of fiscal year ended June 30, 1999, to all of our executive officers:


                           SUMMARY COMPENSATION TABLE

--------------------------- --------- ----------------------------------- ------------------------------------------------

                                           Annual Compensation9                           Long-Term Compensation
                                      ----------------------------------- ------------------------------------------------
                                                                                    Awards                 Payouts
                                                                          ------------------------- ----------------------
                                                                                       Securities
                                                                Other                    Under-                All Other
                                                               Annual     Restricted     lying                 Compen-
         Name And                                             Compen-        Stock      Options/      LTIP      sation
     Principal Position     Year         Salary     Bonus       sation    Award(s)        SARs      Payouts        ($)
                                            ($)        ($)         ($)         ($)          (#)         ($)        (i)
                (a)            (b)          (c)        (d)         (e)         (f)          (g)         (h)
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Steven A. Horowitz1         FY99          7,500        --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98         7,500         --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Robert Kelly2               FY99        95,192.38      --       39,600(7)
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98        80,769.30      --       39,600(7)
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Ronald Leong3               FY99       147,534.98      --        8,400(8)
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98        75,000.00      --        8,400(8)
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Michael W. Jolly4           FY99        69,615.38      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98        54,250.00      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Keith A. Fredericks5        FY99        57,499.91      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98        27,885.00      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
Russell A. Kern6            FY99        79,999.92      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------
                            FY98        12,923.06      --
--------------------------- --------- ------------- --------- ----------- ------------ ------------ ---------- -----------

1 Mr. Horowitz is our Chairman, Chief Executive Officer, Chief Financial Officer, and Secretary. Mr. Horowitz is paid as one of our consultants because he does not keep regular hours, decides his own schedule and otherwise fits the characteristics of a consultant as promulgated under the relevant sections of the Internal Revenue Code and Regulations and case law.
2  Mr. Kelly was formerly President of CDKnet, LLC. His tenure ended on
   March 1999.
3  Mr. Leong was our former President and his services ended on May 31, 1999.
4  Mr. Jolly is our Executive Vice President, Entertainment Group.
5 Mr. Fredericks resigned as our Senior Vice President and Chief Technical Officer effective December 17, 1999.

6  Mr. Kern is our Executive Vice President, General Manager.
7  This figure represents compensation for an apartment for Mr. Kelly.
8 This figure represents compensation for an automobile allowance for Mr. Leong. Mr. Leong left the Company in March 1999.
9 In fiscal 2000, each of the named officers are to receive salary compensation as follows:

         Steven A. Horowitz                 $1,500 per week
         Shai Bar-Lavi                      $6,250 bi-monthly
         Michael W. Jolly                   $3,541.67 bi-monthly
         Russell A. Kern                    $3,333.33 bi-monthly
         Tom Ross                           $150,000 annually
         Shlomo Shur                        $120,000 annually
         Israel Hersh                       $120, 000 anually

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)

-------------------------- ------------------ --------------------- -------------------- -------------------
                                                     Percent Of
                               Number Of          Total Options/
                                Securities        SARs Granted
                               Underlying         To Employees            Exercise Or
                            Options/SARs             In Fiscal            Base Price
       Name                   Granted (#)              Year                 ($/Sh)         Expiration Date
       (a)                        (b)                  (c)                   (d)                   (e)
-------------------------- ------------------ --------------------- -------------------- -------------------
-------------------------- ------------------ --------------------- -------------------- -------------------
Steven A. Horowitz                750,000                                    $ .60              5/20/08
                           ------------------ --------------------- -------------------- -------------------
                           ------------------ --------------------- -------------------- -------------------
Michael W. Jolly                   10,000                                    $1.00             12/01/03
                           ------------------ --------------------- -------------------- -------------------
                           ------------------ --------------------- -------------------- -------------------
Russell A. Kern                    10,000                                    $1.00             12/01/03
                           ------------------ --------------------- -------------------- -------------------
                           ------------------ --------------------- -------------------- -------------------
Ronald Leong                      175,000                                    $ .80              6/07/01
                           ------------------ --------------------- -------------------- -------------------
                           ------------------ --------------------- -------------------- -------------------
Robert Kelly                            0                                        0                   --
                           ------------------ --------------------- -------------------- -------------------
                           ------------------ --------------------- -------------------- -------------------
Keith Fredericks (1)               10,000                                    $1.00              12/1/03
-------------------------- ------------------ --------------------- -------------------- -------------------

-------------------
(1) Mr. Fredericks resigned as our Senior Vice President and Chief Technical Officer effective December 17, 1999.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

-------------------------- -------------- -------------- ------------------- -------------------

                                                             Number Of
                                                              Securities           Value Of
                                                             Underlying          Unexercised
                              Shares                        Unexercised        In-The-Money
                            Acquired                      Options/SARs         Options/SARs
                                 On            Value      At FY-End (#)       At FY-End ($)
                             Exercise        Realized       Exercisable/        Exercisable/
    Name                         (#)             ($)      Unexercisable        Unexercisable
      (a)                        (b)             (c)               (d)              (e)
-------------------------- -------------- -------------- ------------------- -------------------
-------------------------- -------------- -------------- ------------------- -------------------
Steven A. Horowitz                0              0           750,000/0            393,750/0 (2)
                           -------------- -------------- ------------------- -------------------
                           -------------- -------------- ------------------- -------------------
Michael W. Jolly                  0              0            10,000/0                    0
                           -------------- -------------- ------------------- -------------------
                           -------------- -------------- ------------------- -------------------
Russell A. Kern                   0              0            10,000/0                    0
                           -------------- -------------- ------------------- -------------------
                           -------------- -------------- ------------------- -------------------
Ronald Leong                      0              0           175,000/0             56,875/0 (3)
                           -------------- -------------- ------------------- -------------------
                           -------------- -------------- ------------------- -------------------
Keith Fredericks (1)              0              0            10,000                      0
-------------------------- -------------- -------------- ------------------- -------------------

-------------------
(1) Mr. Fredericks resigned as our Senior Vice President and Chief Technical Officer effective December 17, 1999.

(2) Mr. Horowitz's options are exercisable at $.60 per share. The closing price for our stock on June 30, 1999 was $1.125 per share. Therefore, Mr. Horowitz is $393,750 in the money.

(3) Mr. Leong's options are exercisable at $.80 per share. The closing price for our stock on June 30, 1999 was $1.125 per share. Therefore, Mr. Leong is $56,875 in the money.

2.  COMPENSATION OF DIRECTORS

None of our directors were compensated in fiscal year 1999 for their services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                 ----------------------------------------------

1.  TRANSACTIONS WITH MANAGEMENT AND OTHERS; CERTAIN
    BUSINESS RELATIONSHIPS; PROMOTERS

     During the last three years, we have issued or sold the following securities without registering them under the Securities Act of 1933 in reliance upon the exemptions from registration provided by the Securities Act as follows:

     o 125,000 shares of common stock of our subsidiary, ValueFlash.com Incorporated, to Michael Vasinkevich for $250,000 on February 7, 2000, together with 62,500 8 month options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

     o 1,250,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Michael Vasinkevich on January 28, 2000, in accordance of a Finder's Agreement between ValueFlash.com Incorporated and Michael Vasinkevich.

     o 1,250,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Shai Bar Lavi on January 28, 2000, in accordance of an Employment Agreement between ValueFlash.com Incorporated and Shai Bar Lavi.

     o 750,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Steven A. Horowitz on January 28, 2000, in accordance of a Finder's Agreement between ValueFlash.com, Incorporated and Steven A. Horowitz.

     o 750,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Shlomo Shur on January 28, 2000, in accordance of an Employment Agreement between ValueFlash.com, Incorporated and Shlomo Shur.

     O On January 11, 2000, we granted to Steven A. Horowitz 750,000 warrants expiring January 10, 2010 to purchase our common stock at an exercise price of $1.00 per share.

     O On November 16, 1999, Steven A. Horowitz rescinded (for no future consideration) 750,000 options (granted on August 1, 1999 and expiring on July 31, 2004) with an exercise price of $1.00 per share) to purchase our common stock.

     O On November 2, 1999, we sold 285,714 shares of common stock for $100,000 to Steven A. Horowitz (our Chairman, Chief Executive Officer, Chief Financial Officer, and Secretary) along with two-year warrants to purchase 28,571 shares of common stock.

     O During the year ended June 30, 1999 and the period October 1, 1997 to June 30, 1998, legal services of $168,393 and $201,039, respectively, were provided by Horowitz, Mencher, Klosowski & Nestler, P.C.-- a law firm in which our Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and principal stockholder is the managing partner (the "Firm"). Further, the Firm donated office space and accounting services for which no fees were paid by us to the Firm. The office space and corresponding services are valued at $1,000 per month and the accounting services are valued at $35,000 per year.

     O In fiscal 1999, we entered into a $150,000 demand loan with the Firm at an interest rate of 11% and issued 150,000 stock warrants at $.66 exercisable through October 1, 2003. The detachable warrants with a fair value of $42,000 were accounted for as additional interest cost with a credit to paid-in capital. At June 30, 1999, the outstanding loan balance is $60,000.

     O During fiscal 1999, some of our stockholders provided loans to us aggregating $150,000. In connection with the loans, we granted 150,000 stock warrants with an exercise price of $.66, exercisable through October 1, 2003. The detachable warrants with fair value of $42,057 was accounted for as additional interest cost with a corresponding credit to paid-in capital. The loans were partially repaid and the outstanding balances were satisfied through the exercise of stock warrants.

     O   In June 1999, we entered into a Finder's Agreement (attached hereto as
         Exhibit 10.13) with our president, Shai Bar-Lavi, effective as of August 1, 1999, and a third party whereby we issued 100,000 warrants at an exercise price of $1.00 to the third party upon execution of the agreement and future fees for identifying financing, purchase or venture transactions, as defined. During the year ended June 30, 1999, we recorded an expense of $100,000 representing the fair value of the warrants issued.

     0 During fiscal 1999, Steven A. Horowitz deposited the sum of $145,000 with Fleet Bank to collateralize a Fleet Bank loan to us. We used the loan proceeds to finance the purchase of manufacturing equipment from Bandai America Incorporated.

     O In fiscal 1999, Steven A. Horowitz loaned us an aggregate of $121,018, at no interest, all of which has been repaid.

     O During the period from March 27, 1998 to March 5, 1999, the Firm advanced various sums to us, at no interest, totaling an aggregate of $227,000, all of which has been repaid.

     O On May 15, 1998, we granted 150,000 stock options with an exercise price of $.60 to Eric Mencher, a partner in the Firm, for legal services rendered. The fair value of these services was $63,000.

     O During the year ended June 30, 1999 and the period October 1, 1997 to June 30, 1998, we provided noninterest-bearing advances to Kelly Music against their capital account in CDKnet of $29,033 and $848,541, respectively. These advances plus the secured notes from Kelly Music of $712,000 (see Notes to Financials 1 and 2(c)) were extinguished as follows: (1) $600,000 was deemed consideration in the purchase of Kelly Music's interest in CDKnet, LLC (2) $800,000 was accounted for as a settlement by CDKnet, LLC of a portion of Kelly Music's ownership interest in CDKnet, LLC and (3) the remaining amounts of $29,033 in 1999 and $160,307 in 1998 were deemed uncollectible and recorded as uncollectible advances since Kelly Music no longer held a membership interest in CDKnet. We made the interest free advances against Kelly Music's capital account in the original CDKnet, LLC joint venture. When we realized that Kelly Music could not pay the loan, we converted Kelly Music's debt to an interest in us. Kelly Music does not own a direct interest in us. The extent of its interest in us is in its capacity as one of our shareholders.

2.  INDEBTEDNESS OF MANAGEMENT

No member of our management is or has been indebted to us. No director or executive officer is personally liable for repayment of amounts advanced by any financing received by us.

                            DESCRIPTION OF SECURITIES
                            -------------------------
Common Stock
------------
We are authorized to issue 40,000,000 shares of common stock of $0.0001 par value, per share and 5,000,000 authorized shares of preferred stock. The authorization to issue preferred shares were made by a resolution of the Board of Directors and were voted upon by the shareholders. Each share of our common stock, when fully paid for, will be validly issued and outstanding, is entitled to one vote on all matters to be voted on by shareholders, is entitled to equal dividends when and as declared by the Board of Directors from funds legally available therefore, and is entitled to a pro rata share of our net assets in the event of dissolution, liquidation or winding up of the Company.

Preferred Stock
---------------
Our preferred stock may be issued from time to time, by resolution or resolutions of the Board of Directors, in one or more series. While each series of preferred stock may be assigned different rights, conversion rights, redemption rights, liquidation rights, voting rights and rights regarding sinking fund or redemption or purchase accounts, all of the shares of each series shall be identical in all respects to the other shares of such series.

Series A Preferred Stock
------------------------
Our Series A Preferred Stock is convertible into common stock. It has voting rights and ranks as follows with respect to dividend rights and rights upon liquidation, winding up and dissolution: (a) senior to any other series of Preferred Stock (except as established by the Board of Directors), (b) on parity with any other series of Preferred Stock established by the Board of Directors, and (c) prior to any other of our equity securities, including our common stock.

Stockholders' Agreement
-----------------------
We entered into a Stockholders' Agreement with a group of shareholders on May 7, 1998 which sets forth their agreement regarding the disposition of specified shares of our common stock. The agreement provides for a right of first refusal, initially to the non-selling shareholders and secondarily to us on the same terms and conditions as any bona fide third party offer and also requires a 100% disposition of the selling shareholder's interest. Excluded from this provision are transfers to family members or trusts for the benefit of family members or in the event of death. Furthermore, the shareholders agreed to sell and/or transfer their stock pursuant to the terms of any bonafide third party offer to acquire not less than a majority of our outstanding stock or to merge with us. The restrictions terminate upon the closing of an initial public offering of stock by us. The shareholders agreed to vote for Steven A. Horowitz as a director until such time as he resigned from the position. However, 16 of the 35 signatories to the agreement have signed an amendment to the agreement rescinding the voting and certain other provisions of the agreement and we anticipate obtaining the remaining signatures in the near term. The recindment will not become effective until all 35 shareholders execute the Stockholders' Agreement. See Exhibit 4.2.

                             REPORTS TO SHAREHOLDERS
                             -----------------------

We intend to furnish our shareholders with annual reports of our operations, containing financial statements. We will also file annual and quarterly reports as required by the Securities Exchange Act of 1934, as amended.

                                 TRANSFER AGENT
                                 --------------

Our transfer agent is Interwest Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, (801) 272-9294.


                              AVAILABLE INFORMATION
                              ---------------------

We are subject to the reporting requirements of the Securities Exchange Act of 1934 by virtue of the fact that on October 7, 1999 we filed a Registration Statement on Form 10-SB -- together with all amendments and exhibits -- with the Commission. Our Form 10-SB became effective on December 7, 1999, however, the Commission is still reviewing it.

A copy of our filings with the Commission may be inspected by anyone without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of our filings may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. Our filings are also available through the Commission's Web site at the following address: http://www.sec.gov.


                                     PART II
                                     -------

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
            --------------------------------------------------------

1.  MARKET INFORMATION

On October 7, 1999, our common stock was deleted from the Over-the-Counter Bulletin Board and now trades on the so called "Pink Sheets" under the symbol "CDKX" until our registration statement has completed the Commission's review process. As of March 3, 2000, we had 19,576,157 shares of common stock outstanding; of this amount, 3,435,013 of these shares are nonrestricted; 16,100,382 of these shares are restricted. As of March 3, 2000, the number of holders of record of our common stock, $0.0001 par value, was 122.

The following table sets forth the range of high and low sales prices for the stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period covered by the financials. The sales represent prices between dealers, do not include retail markup, mark down or other fees or commissions, and do not necessarily represent actual transactions.


Calendar Quarter                             Bid Prices
    Ended                      Low                              High
-------------------------------------------------------------------------------
December 31, 1999             .350                              1.00

September 30, 1999            .968                              1.843

June 30, 1999                 .937                              3.125

March 31, 1999                .906                              2.625

December 31, 1998             .500                              1.843

September 30, 1998            .500                              3.625


2.  DIVIDEND POLICY

To date, we have not paid a dividend to our shareholders. We are also limited in our ability to do so under the terms of our 6% Convertible Subordinated Debenture due September 1, 2003.

                                LEGAL PROCEEDINGS
                                -----------------

There is no litigation currently pending against us and we are not aware of any disputes that may lead to litigation. There is, however, a disputed invoice with OMNET Technology Corp., a supplier of CDs, for the amount of $67,323.78. The parties are currently reviewing the matter.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE
                     --------------------------------------

On January 27, 1999, we replaced our auditors Wagner, Zwerman & Steinberg LLP with Grant Thornton LLP. During the past two years, their report did not contain an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. During the same two period, and subsequent period up to January 29, 1999, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. Wagner, Zwerman reviewed our disclosure of its termination and agreed in all respects with our characterization of our switch to a new accounting firm to provide audited reports. (See Exhibit 16.1 to our Form 10-SB/A-3.)

Also, on February 10, 2000, we terminated our relationship with Grant Thornton LLP and retained Radin, Glass & Co., LLP as our new independent accountants. This change was disclosed in our Form 10-QSB for the quarter ending December 31, 1999.

On February 10, 2000, we dismissed Grant Thornton LLP, our former independent certified public accountants. During the past two years, Grant Thornton added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and in the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that substantial doubt about our ability to continue as a going concern. The factors cited by them included the following: (1) continued losses; (2) use of significant cash in operations and, and (3) lack of sufficient funds to execute our business plan. The decision to dismiss Grant Thornton as our independent certified public accountants was approved by the Board of Directors of the Company. During our two most recent fiscal years and subsequent period up to February 14, 2000, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

On February 10, 2000, we engaged Radin, Glass & Co., LLP to serve as our independent certified public accountants.

                     RECENT SALES OF UNREGISTERED SECURITIES
                     ---------------------------------------

As of March 3, 2000, there are issued and outstanding 19,576,157 shares of common stock which were issued or sold in reliance upon the exemptions from registration provided by the Securities Act as follows:

     o During the period July 1, 1999 to present, we issued 2,947,000 shares of common stock for cash or services of $1,502,500, issued 317,073 common shares for exercise of stock options and issued 325,056 warrants to purchase common stock in private placements, as follows:

     o During the last three years, we have issued or sold the following securities without registering them under the Securities Act of 1933 in reliance upon the exemptions from registration provided by the Securities Act as follows:

     o On February 21, 2000, we raised $500,000 through the exercise of options by Erno and Rachel Bodek to purchase 1,000,000 shares of common stock at the exercise price of $0.50 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 300,000 shares to Great Wizard Investments Limited on February 14, 2000, pursuant to a subscription agreement entered into between us and Asia Pioneer Limited. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 50,000 shares to Energenic, LLC on February 7, 2000, together with the issuance 50,000 one year options exercisable at $1.00 per share for the purchase of common stock for services and options valued at $60,000 pursuant to the software Agreement between us and Energenic, LLC. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 125,000 shares of common stock of our subsidiary, ValueFlash.com Incorporated, to Michael Vasinkevich for $250,000 on February 7, 2000, together with 62,500 8 month options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 500,000 shares of common stock of our subsidiary, ValueFlash.com Incorporated, to Amro International for $500,000 on February 2, 2000, together with 250,000 8 month options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 75,000 shares of common stock of our subsidiary, ValueFlash.com Incorporated to Alvin Pock for $150,000 on January 31, 2000, together with 75,000 8 month options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 1,250,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Michael Vasinkevich on January 28, 2000, in accordance of a Finder's

             Agreement between ValueFlash.com Incorporated and Michael Vasinkevich.

         o 1,250,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Shai Bar Lavi on January 28, 2000, in accordance of an Employment Agreement between ValueFlash.com Incorporated and Shai Bar Lavi.

         o 750,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Steven A. Horowitz on January 28, 2000, in accordance of a Finder's Agreement between ValueFlash.com, Incorporated and Steven A. Horowitz.

         o 750,000 5 year options to purchase common stock of ValueFlash.com Incorporated, at an exercise price of $2.00 per share to Shlomo Shur on January 28, 2000, in accordance of an Employment Agreement between ValueFlash.com, Incorporated and Shlomo Shur.

         o 20,000 shares of common stock to Cabaret Software, Inc. on January 20, 2000 for services valued at $20,000. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o On January 6, 2000, we raised $500,000 through the exercise of options by Erno and Rachel Bodek to purchase 1,000,000 shares of common stock at the exercise price of $0.50 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o On November 16, 1999, we entered into a Subscription Agreement with Asia Pioneer where we raised $100,000 from Asia Pioneer through the issuance of 200,000 share of common stock, along with six allotments to purchase an additional 300,000 shares of common stock per month at $150,000 per allotment. The allotments will be fulfilled in May 2000. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 714,286 shares The Gross Foundation for $250,000 on November 2, 1999 along with 71,486 two-year warrants to purchase common stock for $.75 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o On November 16, 1999, we entered into a Subscription Agreement with Asia Pioneer where we raised $100,000 from Asia Pioneer through the issuance of 200,000 share of common stock, along with six allotments to purchase an additional 300,000 shares of common stock per month at $150,000 per allotment. The allotments will be fulfilled in May 2000. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 30,000 shares to Cabaret Software, Inc. on August 10, 1999, and 10,000 shares on September 18, 1999 for services valued at $30,000. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 216,000 shares to Y2G.Com, Inc. for $155,000. On September 8, 1999, the Company sold Y2G an additional 116,000 shares of common stock for $155,000. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 150,000 shares to Lawrence Adams Ltd. through the exercise of cashless options on September 14, 1999. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 40,000 shares to Michael Sonnenberg through the exercise of cashless options on September 14, 1999. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 17,073 shares to Alexander Zemel through the exercise of stock options. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 110,000 shares to Steven Wildstein through the exercise of cashless options on September 14, 1999. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 75,000 shares to Lawrence Adams Ltd. for services valued at $75,000 on September 14, 1999. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 50,000 shares to Energenic, LLC for services valued at $50,000 on October 29, 1999, in addition to an agreement to issue 50,000 shares of common stock to Energenic upon the completion of milestones pursuant to the Software Agreement between us and Energenic and the issuance of an additional 50,000 one-year options exercisable at $1.00 per share for the purchase of shares of common stock upon the completion of the project as set forth in the Software Agreement. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 1,000,000 shares to Erno and Rachel Bodek for $500,000 from Erno and Rachel Bodek on November 1, 1999 through the issuance of 1,000,000 shares of common stock, along with 30-month Warrants to purchase an additional 200,000 shares of common stock at $1.25 per share, and an option to purchase another 2,000,000 shares of common stock at $.50 per share which shall expire on December 31, 1999. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 285,714 shares to Steven A. Horowitz for $100,000 on November 2, 1999 along with 28,571 two-year warrants to purchase common stock for $.75 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 107,143 shares Fox Distribution, Inc. for $37,500 on November 2, 1999 along with 10,714 two-year warrants to purchase common stock for $.75 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 142,857 shares Michael Sonnenberg for $50,000 on November 2, 1999 along with 14,285 two-year warrants to purchase common stock for $.75 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

         o 714,286 shares The Gross Foundation for $250,000 on November 2, 1999 along with 71,486 two-year warrants to purchase common stock for $.75 per share. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D and/or Section 4(2) because the purchaser is an accredited investor who purchased the stock for investment purposes.

    o During the period from July 1, 1998 to June 30, 1999, we issued 2,746,558 common shares, 600,000 Convertible Class A Debentures, 1,500,000 Convertible Class B Debentures for cash of $2,100,000, net of issuance costs of $248,150. During the year ended June 30, 1999, we also issued 1,328,498 Warrants to purchase common shares from the following transactions: (1) 75,000 common shares and 100,000 Warrants were issued to Bandai Holdings USA for the purchase of equipment used in our MixFactory.com(TM) E-Commerce facility, and (2) 1,883,635 common shares were issued to Kelly Music for the purchase of its 26.15% interest in CDKnet, LLC which resulted in securing for us 100% of the equity interests of CDKnet, LLC. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D because the purchaser is an accredited investor who purchased the stock for investment purposes.

    o During the period October 1, 1997 (date of inception) to June 30, 1998, our predecessor, International Pizza Group, issued 2,999,985 common shares $224,986 as part of a private placement. We issued 7,300,363 common shares in connection with the acquisition of 73.85% of the equity interests in CDKnet, LLC. We issued stock to the purchaser in reliance upon the exemption provided by Regulation D because the purchaser is an accredited investor who purchased the stock for investment purposes.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                    -----------------------------------------

Delaware law sets forth our powers to indemnify officers, directors, employees and agents. Our Articles of Incorporation provide as follows:

         "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General corporation law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the date of incorporation of the Corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation law as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall no adversely affect any right or protection of a director of the Corporation existing at the time of the repeal or modification.

         The Corporation shall, to the fullest extent permitted by Section 145 (or any other provision) of the Delaware general corporation Law, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all officers and directors of the corporation form and against any and all of the expenses, liabilities or other mattes referred to in or converted by said Section. Such right to indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise."

Except as mentioned above, there is no charter provision, bylaw, contract, arrangement or statute pursuant to which any director or officer is indemnified in any manner against any liability which he may incur in his capacity as such. We do not maintain director and officer liability policy to fund our obligations as stated herein above.

                                 C O N T E N T S

                                                                        Page
                                                                        ----
Report of Independent Certified Public Accountants                       F-1

Financial Statements

      Consolidated Balance Sheet at June 30, 1999                        F-2

      Consolidated Statements of Operations for the year ended
         June 30, 1999 and period October 1, 1997 (date of
         inception) to June 30, 1998                                     F-3

      Consolidated Statement of Stockholders' Equity for the
         period October 1, 1997 (date of inception) to June 30,
         1998 and the year ended June 30, 1999                           F-4

      Consolidated Statements of Cash Flows for the year ended
         June 30, 1999 and the period October 1, 1997 (date of
         inception) to June 30, 1998                                  F-5 - F-6

      Notes to Consolidated Financial Statements                      F-7 - F-25

      Consolidated Balance Sheets at December 31, 1999
         (unaudited) and June 30, 1999                                   F-26

      Consolidated Statements of Operations for the three months ended December 31, 1999 and 1998, six months ended
         December 31, 1999 and 1998 (unaudited)                          F-27

      Consolidated Statement of Stockholders' Equity for the
         period July 1, 1999 to December 31, 1999 (unaudited)            F-28

      Consolidated Statements of Cash Flows for the six months
         ended December 31, 1999 and 1998 (unaudited)                    F-29

      Notes to Consolidated Financial Statements                    F-31 - F-33

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
      CDKNET.COM, INC.


We have audited the accompanying consolidated balance sheet of CDKNET.COM, INC. and Subsidiaries (the "Company") as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 11, the Company's consolidated statements of operations, stockholders' equity and cash flows for the period October 1, 1997 (date of inception) to June 30, 1998 were reaudited and restated.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDKNET.COM, INC. and Subsidiaries as of June 30, 1999, and the consolidated results of their operations and their consolidated cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, in conformity with generally accepted accounting principles.

As shown in the consolidated financial statements, since inception the Company has sustained significant losses and used substantial amounts of cash in operations. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainty as to the Company's ability to raise additional financing and sustain profitable operations, as discussed in Note 1 to the consolidated financial statements, raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.



/s/ Grant Thornton LLP
------------------------------
GRANT THORNTON LLP


Melville, New York
September 21, 1999, except for Note 12(c) and (d), as to which the date is October 5, 1999

                        CDKNET.COM, INC. and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                  June 30, 1999

                                     ASSETS
CURRENT ASSETS
    Cash                                                                  $    231,347
    Accounts receivable                                                         19,000
    Due from officer                                                            11,600
    Prepaid expenses and other current assets                                    9,907
                                                                          ------------
         Total current assets                                                  271,854

FURNITURE AND EQUIPMENT - at cost,
    less accumulated depreciation and amortization of $152,286                 489,053

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED,
    less accumulated amortization of $1,472,753                              5,668,504

INTANGIBLE ASSETS, less accumulated amortization of $452,467                   919,736

OTHER ASSETS
    Deferred financing costs, less accumulated amortization of $37,400         210,750
                                                                          ------------
                                                                          $  7,559,897

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                      $    220,778
    Accrued expenses and other current liabilities                             415,334
    Due to related party                                                       125,000
    Current portion of long-term debt and capitalized lease obligations         67,939
                                                                          ------------
         Total current liabilities                                             829,051

LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS,
    net of current portion                                                     205,416

SUBORDINATED CONVERTIBLE DEBENTURES                                          1,671,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock - par value $.0001 per share; authorized
       5,000,000 shares; none issued                                              --
    Common stock - par value $.0001, per share; authorized,
       40,000,000 shares; 14,046,906, shares issued and outstanding              1,405
    Additional paid-in capital                                              12,232,100
    Accumulated deficit                                                     (7,379,075)
                                                                          ------------
                                                                             4,854,430
                                                                          ------------
                                                                          $  7,559,897
                                                                          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 Period
                                                                             October 1, 1997
                                                                                (date of
                                                                              inception) to
                                                               YEAR ENDED       June 30,
                                                                 JUNE 30,         1998,
                                                                  1999         as restated
                                                              ------------    ------------
Net revenues                                                  $    474,344    $    616,137
Cost of revenues                                                   288,762         415,769
                                                              ------------    ------------
         Gross profit                                              185,582         200,368

Selling, general and administrative expenses                     3,304,551       1,580,478
Depreciation and amortization                                    1,981,130         133,776
                                                              ------------    ------------
         Loss from operations                                   (5,100,099)     (1,513,886)

Other expense (income)
    Interest expense (income) , including interest relating
      to beneficial conversion and debt discount of
      $1,038,008 at June 30, 1999                                1,094,501            (461)
    Minority interest in loss of subsidiary                                       (328,950)
                                                              ------------    ------------
         NET LOSS                                             $ (6,194,600)   $ (1,184,475)
                                                              ============    ============

Basic and diluted earnings (loss) per share                   $       (.47)
                                                              ============
Weighted-average shares outstanding -
    basic and diluted                                           13,282,176
                                                              ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   Period October 1, 1997 (date of inception)
                  to June 30, 1998 and year ended June 30, 1999


                                                     Common stock                         Additional                       Total
                                               ------------------------      Member        paid-in       Accumulated   stockholders'
                                                  Shares        Amount      capital        capital         deficit        equity
                                               -----------    ---------   ------------   ------------   ------------   ------------
Balance, October 1, 1997

Issuance of membership interest in Creative
   Technology, LLC                                                        $  1,735,000                                 $  1,735,000
Common stock issued for exchange of member
   capital of Creative Technology, LLC           6,000,000    $     600     (1,735,000)  $  1,734,400
Common stock issued in merger with
   International Pizza Group, Inc.               3,999,985          400                       222,788                       223,188
Common stock issued for purchase of
   minority interests                            1,300,363          130                     3,146,571                     3,146,701
Compensation related to stock option plan                                                     147,000                       147,000
Net loss, as restated                                                                                   $ (1,184,475)    (1,184,475)
                                               -----------    ---------   ------------   ------------   ------------   ------------


Balance, June 30, 1998                          11,300,348        1,130           --        5,250,759     (1,184,475)     4,067,414

Common stock and stock warrants issued for
   purchase of fixed assets                         75,000            8                       143,742                       143,750
Common stock issued for purchase of minority
   interests                                     1,883,635          188                     4,505,934                     4,506,122
Debt discount                                                                               1,142,008                     1,142,008
Conversion of subordinated debentures              476,358           48                       324,952                       325,000
Common stock and stock warrants issued for
   financing costs                                  16,667            2                        50,898                        50,900
Exercise of stock options                          116,084           12                        69,988                        70,000
Compensation related to stock option plan                                                     248,000                       248,000
Common stock and stock warrants issued for
   services                                        175,000           17                       395,698                       395,715
Common stock issued in lieu of cash interest         3,814                                      9,121                         9,121
Stock warrants issued for termination agreement                                                91,000                        91,000
Net loss                                                                                                  (6,194,600)    (6,194,600)
                                               -----------    ---------   ------------   ------------   ------------   ------------
BALANCE, JUNE 30, 1999                          14,046,906    $   1,405   $         --   $ 12,232,100   $ (7,379,075)  $  4,854,430
                                               ===========    =========   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        Period
                                                                                                    October 1, 1997
                                                                                                       (date of
                                                                                                     inception) to
                                                                                       YEAR ENDED      June 30,
                                                                                         JUNE 30,        1998,
                                                                                          1999        as restated
                                                                                       -----------    -----------
Cash flows from operating activities                                                   $(6,194,600)   $(1,184,475)
    Net loss
    Adjustments to reconcile net loss to net
       cash used in operating activities
          Depreciation and amortization                                                  1,981,130        133,776
          Amortization of debt discount                                                  1,038,008
          Uncollectible advances                                                            29,033        160,307
          Compensation related to stock option plan and donated services                   248,000        147,000
          Common stock and stock warrants issued for services                              395,715
          Common stock issued in lieu of cash interest                                       9,121
          Stock warrants issued for termination agreement                                   91,000
          Minority interest in loss of consolidated subsidiary                                           (328,950)
          Changes in assets and liabilities
              (Increase) decrease in accounts receivable                                    86,744       (105,744)
              (Increase) decrease in inventory                                               3,883         (3,883)
              (Increase) in due from officer                                               (11,600)
              (Increase) decrease in prepaid expenses and other
                current assets                                                              16,187        (26,094)
              Increase in accounts payable                                                  42,020        171,258
              Increase in accrued expenses and other
                current liabilities                                                         76,328        344,696
                                                                                       -----------    -----------
                                                                                         4,005,569        492,366
                                                                                       -----------    -----------
          Net cash used in operating activities                                         (2,189,031)      (692,109)
                                                                                       -----------    -----------

Cash flows from investing activities
    Purchase of furniture and equipment                                                   (212,407)       (43,832)
    Advances to related party                                                              (29,033)      (848,541)
                                                                                       -----------    -----------
          Net cash used in investing activities                                           (241,440)      (892,373)
                                                                                       -----------    -----------
Cash flows from financing activities
    Proceeds from notes payable                                                            791,938         93,750
    Repayment of notes payable                                                            (491,465)
    Proceeds from subordinated convertible debentures                                    2,100,000
    Deferred financing costs                                                              (197,250)
    Principal payments on capitalized lease obligations                                    (10,672)
    Proceeds from issuance of common stock                                                              1,959,999
                                                                                       -----------    -----------
          Net cash provided by financing activities                                      2,192,551      2,053,749
                                                                                       -----------    -----------
          NET (DECREASE) INCREASE IN CASH                                                 (237,920)       469,267
                                                                                       -----------    -----------
Cash at beginning of period                                                                469,267             --
                                                                                       -----------    -----------
Cash at end of period                                                                  $   231,347    $   469,267
                                                                                       ===========    ===========

                        CDKNET.COM, INC. and Subsidiaries

                                                                                                        Period
                                                                                                    October 1, 1997
                                                                                                       (date of
                                                                                                     inception) to
                                                                                       YEAR ENDED      June 30,
                                                                                         JUNE 30,        1998,
                                                                                          1999        as restated
                                                                                       -----------    -----------
Supplemental disclosures of cash flow information:
    Cash paid during the period for Interest                                           $    36,055             --
Noncash investing and financing transactions:
    Fixed asset acquisitions financed through capitalized
      lease obligations                                                                    113,553
    Common stock and stock warrants issued for purchase
      of fixed assets                                                                      143,750
    Common stock issued for purchase of minority interest                                4,506,122    $ 3,146,701
    Debt discount                                                                        1,142,008
    Issuance of stock upon conversion of subordinated debentures                           325,000
    Common stock and stock warrants issued for financing costs                              50,900
    Exercise of stock options for debt extinguishment                                       70,000
    Purchase of business, net of cash acquired                                                          1,500,000
    Contribution of notes for ownership interest                                                          805,516
    Exchange of ownership interest for outstanding debt advances                                         (800,000)












THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 1999



NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     CDKNET.COM, INC. and Subsidiaries, formerly named Technology Horizons, Inc. (collectively the "Company"), is a New York-based Internet company that provides products to its worldwide customers utilizing its internally developed multimedia technology, CDKTM. The technology provides for the enhanced integration of audio, video and Internet connectivity on a standard compact disc ("CD").

     The Company's consolidated financial statements include the accounts of CDKNET.COM, INC. ("CDK") and its wholly-owned subsidiaries, Creative Technology, LLC ("Creative"), a limited liability company, and CDKnet, LLC, formerly Technology Applications, LLC, ("CDKnet"), a limited liability company. CDKnet became a wholly-owned subsidiary after a series of acquisitions completed through July 1998.

     Creative commenced operations on October 1, 1997 with cash capital contributions from investors of $1,735,000. On November 11, 1997, Creative, Kelly Music & Entertainment, Inc. ("KME"), and certain stockholders of KME formed CDKnet, which is the operating entity. Creative acquired a 40% capital interest and voting control in CDKnet for $1,500,000. The operating agreement for CDKnet provided that Creative would control the management committee which governed CDKnet. CDKnet acquired certain assets of KME in exchange for issuing KME a 40% ownership interest in CDKnet valued at $1,500,000 based on independent appraisal. The assets acquired, including fixed assets and intellectual property, represented the principal business of KME. No liabilities were assumed in connection with this acquisition. The purchase price was allocated based on the estimated fair value of the fixed assets and intangible assets of approximately $127,000 and $1,373,000, respectively. In addition, key employees of KME became employees of CDKnet. CDKnet accounted for the acquisition as a purchase and the results of operations of KME were included in the consolidated financial statements from date of acquisition. The fair values of the intangible assets acquired are being amortized on a straight-line basis over five years.

     Certain stockholders of KME contributed certain collateralized notes of KME aggregating $712,000 (see Note 2(b)) in exchange for an equivalent dollar ownership interests in CDKnet. As substantially all of the assets of KME consisted of membership interests in CDKnet, the notes were recorded as a reduction of the equity of CDKnet. Such notes were later used to redeem a portion of the membership interest of KME (see note 9(c)). On May 7, 1998, CDK, which was formed to be the corporate owner of Creative, and the members of Creative exchanged their ownership interest for 6 million shares of CDK's common stock.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999


     NOTE 1 (CONTINUED)

     The Company has incurred net losses of $6,194,600 and $1,184,475 during the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, respectively. Since June 30, 1999, the Company has had limited revenues. For the year ended June 30, 1999, and the period October 1, 1997 (date of inception) to June 30, 1998, net cash used in operating activities was $2,189,031 and $692,109, respectively. Through June 30, 1999, the Company's cash requirements were primarily financed though the sale of subordinated convertible debentures and common stock of $2,100,000 and $1,960,000, respectively. The Company does not maintain a credit facility with any financial institution. The Company continues to incur expenses with respect to new product development. As a result of the continued losses, the use of significant cash in operations and the lack of sufficient funds to execute its business plan, among other matters, there is substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made with respect to the consolidated financial statements to record the results of the ultimate outcome of this uncertainty.

     Management's plans to remain a going concern require additional financing until such time as sufficient cash flows are generated from operations. Financings are anticipated to be in the form of additional debt and equity; however, there can be no assurances that the Company will be able to obtain sufficient financing to execute its business model, which is still in an evolving stage. However, management believes that it will be able to secure sufficient funding for operations at least for the next twelve months. Further, management believes that operating expenses could be reduced to fundable levels, if necessary. Subsequent to June 30, 1999, the Company focused primarily on new product development and implemented a marketing plan, including the hiring of marketing and sales personnel. Further, the Company will need to build its brand name, provide scalable, reliable and cost-effective services, continue to grow its infrastructure to accommodate customers and increased use of its products and services, expand its channels of distribution, and retain and motivate qualified personnel.

     Subsequent to June 30, 1999, the Company issued 332,000 shares of common stock and received net proceeds of $310,000 (see Note 12 (e)). Further, the Company's CEO and other parties have committed to invest $200,000.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



     NOTE 1 (CONTINUED)

     In addition to the above equity financing, the Company also anticipates the need to raise additional funds through public or private debt or equity financing in order to take advantage of unanticipated opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies, or to develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of unanticipated opportunities, develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures and the Company's business, operating results and financial condition could be materially adversely affected.


     NOTE 2 - MERGERS AND ACQUISITIONS

     a. On May 21, 1998, International Pizza Group, Inc. ("IPGI"), a nonoperating public company with net assets (principally cash) of approximately $225,000, acquired 100% of the outstanding common stock of CDK (the "Acquisition") and changed its name to CDK. The Acquisition resulted in the owners and management of CDK having effective control of the combined entity. Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by CDK for the net monetary assets of IPGI, accompanied by a recapitalization, and accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse acquisition accounting, the post-reverse-acquisition comparative historical financial statements of the "legal acquirer," IPGI, are those of the "accounting acquiree," CDK. Accordingly, the financial statements of CDK for the period from October 1, 1997 (date of inception) to June 30, 1998 are the historical financial statements of CDK for the same period.

     b. On June 3, 1998, the Company acquired the minority interests of two members of CDKnet for $3,146,701. The consideration was paid through the issuance of 1,300,363 shares of common stock. As a result of the acquisition, the sellers held a reduced percentage ownership interest in the Company. The Company accounted for the acquisition as a purchase. The Company valued the minority interest based on the shares issued at the market price of the stock after considering a 15% market discount for the shares that had no stated registration rights requirement. The estimated fair value of the tangible assets acquired of $476,566 approximated the book value of such assets. The excess of the consideration over the estimated fair value of the net assets acquired in the amount of $2,670,135 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 2 (CONTINUED)

     c. On July 8, 1998, the Company entered into an agreement, subsequently amended (the "Agreement"), based on terms previously agreed upon with KME, to acquire the remaining minority interest for $5,171,122. The consideration was (1) the retirement of $600,000 of notes accounted for as a stock subscription (2) issuance of 1,883,635 shares of the Company's common stock and (3) a cash payment of $65,000. The amendment provided for the waiver of previously agreed upon registration rights on common stock in excess of 250,000 shares, terminated any and all demand registration rights with certain stockholders of KME and released the Company from any and all claims, liabilities, demands and causes of action known or unknown which KME could assert in the future, as defined.

         The Company accounted for the acquisition as a purchase. The Company valued the minority interest based on the shares issued at the market price of the stock after considering a 15% market discount for the shares that had no stated registration rights requirement. The estimated fair value of the tangible assets acquired of $700,000 approximated the book value of such assets. The excess consideration over the estimated fair value of the net assets acquired of $4,471,122 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

The following (unaudited) pro forma information has been prepared assuming that the acquisition of KME and the minority interests (see Notes 1, 2(b) and 2(c)) had occurred as of October 1, 1997, after giving effect to certain adjustments, including amortization of goodwill. The (unaudited) pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the transactions had been made as of October 1, 1997.

                Net revenues        $    616,137
                Net loss              (1,921,645)

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the Company's significant accounting policies:

     REVENUE RECOGNITION

     The Company recognizes revenue for development and use fees for client-specific CD's and custom CD's on the date the product is shipped to the customer. Revenues from web links will be recognized in the month earned. Revenues from web advertising will be recognized ratably over the period in which the advertising is displayed. Revenues from barter advertising transactions will be recognized during the period the advertising is displayed. Barter transactions will be recorded at the fair market value of the goods or services provided or received, whichever is more readily determinable. To date, no revenues have occurred from the following revenue streams; web links, web advertising and barter transactions.

     During the year ended June 30, 1999, two customers accounted for approximately 51% and 16% of net revenues, respectively. For the period October 1, 1997 (date of inception) to June 30, 1998, one customer accounted for approximately 95% of the Company's net revenues.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs include expenses incurred by the Company to develop new products and enhance the Company's existing products. Research and development costs are expensed as incurred. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, such costs aggregated approximately $211,000 and $132,000, respectively.

     INCOME TAXES

     CDK files separate Federal, state and city corporate income tax returns. Creative and CDKnet file separate Federal, state and city (where applicable) partnership income tax returns. Earnings or losses from these limited liability companies pass through directly to CDK.

     The Company follows the asset and liability method of accounting for income taxes by applying statutory tax rates in effect at the balance sheet date to differences among the book and tax bases of assets and liabilities. The resulting deferred tax liabilities or assets are adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999


NOTE 3 (CONTINUED)

     USE OF ESTIMATES

     The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

     EARNINGS (LOSS) PER COMMON SHARE

     Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common shares issued or issuable pursuant to stock options and stock warrants. Loss per share has not been shown for the period October 1, 1997 (date of inception) to June 30, 1998, as the Company operated as a limited liability company/partnership for substantially the entire period. All potential common shares have been excluded from the computation of diluted loss per share as their effect would be antidilutive and, accordingly, there is no reconciliation of basic and diluted loss per share for each of the periods presented. Potential common shares that were excluded from the computation of diluted loss per share consisted of stock options and stock warrants outstanding, aggregating 2,824,914 and 1,200,000 as of June 30, 1999 and June 30, 1998, respectively (see Note 8).

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Due to the substantial doubt as to the Company's ability to continue as a going concern, it is not practicable to estimate the fair value of the Company's financial liabilities. Information concerning their terms is contained in Notes 5 and 6.

     FURNITURE AND EQUIPMENT

     Furniture and equipment are recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized over the term of the related lease or the useful life of the improvements, whichever is shorter.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 3 (CONTINUED)

     COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired ("goodwill") is being amortized on a straight-line basis over five years.

     INTANGIBLE ASSETS

     Intangible assets, principally intellectual property acquired in connection with an acquisition, are being amortized over the estimated useful life of five years.

     On an ongoing basis, management reviews the valuation and amortization of goodwill and intangible assets to determine the possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted cash flows of the related assets.

     DEFERRED FINANCING COSTS

     The costs associated with completed financings are being amortized ratably over the term of the financing.

NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following at June 30, 1999:

     Furniture                                               $   5,295
     Equipment                                                 629,751
     Leasehold improvements                                      6,293
                                                             ---------
                                                               641,339
     Less accumulated depreciation and amortization            152,286
                                                             ---------
                                                             $ 489,053
                                                             =========

     Depreciation expense for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 was $123,999 and $28,287, respectively.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 5 - LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

     TERM LOAN

     In June 1999, the Company entered into a term loan with a lender. Borrowings aggregating $175,000 under the agreement, which are collateralized by the equipment and $145,000 in cash collateral provided by the Company's CEO, are repayable in monthly installments of approximately $3,500 including interest at 7.86% through March 2004.

     CAPITALIZED LEASE OBLIGATIONS

     The Company leases certain equipment under leases accounted for as capital leases. The obligations require the Company to make monthly payments of approximately $3,000 through May 2002.

     The following is a summary of aggregate annual maturities of long-term debt and capitalized lease obligations as of June 30, 1999.

        Year ending June 30,
        2000                                    $ 83,418
        2001                                      78,745
        2002                                      75,719
        2003                                      42,440
        2004                                      31,826
                                                --------
                                                 312,148
        Less amounts representing interest        38,793
                                                --------
                                                 273,355
        Less current portion                      67,939
                                                --------
                                                $205,416
                                                ========


     Interest paid for the year ended June 30, 1999 was approximately $2,500.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 6 - SUBORDINATED CONVERTIBLE DEBENTURES

     6.00% SUBORDINATED CONVERTIBLE DEBENTURES

     During the period September 4, 1998 through January 21, 1999, the Company issued $600,000 in 6% Subordinated Convertible Debentures due September 1, 2003 with detachable five-year warrants (the "Notes") to purchase 60,000 shares of common stock of the Company at an exercise price of $3.00 per share. The Notes are immediately convertible into common stock of the Company at an effective conversion price of the lower of (i) 70% of the average current market price of the Company's common stock during the five days preceding the date of the original issuance, or (ii) 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Notes are converted. The agreement contains antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Notes at any time for 120% of the principal amount of the Notes plus accrued interest. The Notes are subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see
     Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Notes in the aggregate amount of $238,000 resulting from the allocation of proceeds of $203,000 to a beneficial conversion feature and the fair value of the underlying warrants of $35,000. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Notes is being accreted to the face value of $600,000 using the interest method over the life of the Notes. The accretion in fiscal 1999 was $20,000.

     During the period from issuance to June 30, 1999, $325,000 in debentures plus accrued interest of $2,500 was converted into 480,172 shares of the Company's common stock.

     In connection with the sale of the Notes, the Company incurred fees of $60,000 and issued five-year warrants to purchase 30,000 shares of the Company's common stock at $3.00 per share. The Company computed the approximate fair value of the warrants issued to be $19,650 using the Black-Scholes method.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 6 (CONTINUED)

     5.75% SUBORDINATED CONVERTIBLE DEBENTURE

     On February 2, 1999, the Company issued a $1,500,000, 5.75% Subordinated Convertible Debenture due February 1, 2009 with detachable four-year warrants (the "Debenture") to purchase 100,000 shares of common stock of the Company at an exercise price of $1.75 per share. The Debenture is immediately convertible into common stock of the Company at an effective conversion price of the lower of (i) $1.30, or, (ii) subsequent to November 1, 1999, 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Debenture is converted (limited to a minimum conversion price of $.60 through July 1, 2000). The agreement contains antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Debenture at any time for 150% of the principal amount of the Debenture plus accrued interest. In addition, the Company, at its option, may convert the Debenture into shares of 5.75% Convertible Preferred Stock having the same rights as the Debenture. The Debenture is subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Debenture in the aggregate amount of $756,000, resulting from the allocation of proceeds of $663,000 to a beneficial conversion feature and the fair value of the underlying warrants of $93,000. The fair value allocated to the warrants was determined based on the estimated fair value of the debt using an effective interest rate of 14% and the fair value of the warrants using the Black-Scholes option-pricing model. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Debenture is being accreted to the fair value of $1,500,000 using the interest method over the life of the Debenture. The accretion in fiscal 1999 was $4,000.

     In connection with the sale of the Debenture, the Company incurred fees of $135,000 and issued 16,667 shares of the Company's common stock having a market value of $31,250.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 6 (CONTINUED)

     Under terms of a registration rights agreement, the Company was required to have an effective registration statement for the shares issuable upon conversion of the Debentures by July 25, 1999 or incur daily penalties, as stated. Effective July 26, 1999, the Company is incurring such penalties payable monthly with the issuance of common stock.


NOTE 7 - INCOME TAXES

     Temporary differences which give rise to deferred taxes are summarized as follows:

                                                            1999        1998
                                                         ----------  ----------
     Deferred tax assets
        Net operating loss and other carryforwards       $1,510,000  $  377,000
                                                         ----------  ----------

     Net deferred tax assets before valuation allowance   1,510,000     377,000
     Less valuation allowance                            (1,510,000)   (377,000)
                                                         ----------  ----------

        Net deferred tax asset                           $       --  $       --
                                                         ==========  ==========

     The Company has recorded a full valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized.

     The Company's effective income tax rate differs from the statutory Federal income tax rate as a result of the following:

                                                            1999        1998
                                                         ----------  ----------
     Tax benefit at statutory rate                      $(2,106,000) $ (403,000)
     Nondeductible expense/nontaxable (income) - net      1,219,000      73,000
     State benefit, net of Federal tax effect              (246,000)    (47,000)
     Valuation allowance on net operating loss            1,133,000     377,000
                                                         ----------  ----------
                                                         $       --  $       --
                                                         ==========  ==========

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 7 (CONTINUED)

     The provision for Federal income taxes has been determined on the basis of a consolidated tax return. At June 30, 1999, the Company had a net operating loss carryforward for Federal income tax reporting purposes amounting to approximately $3,975,000, expiring from 2018 through 2019. The Internal Revenue Code of 1986, as amended, limits the amount of taxable income the Company may offset with net operating loss carryforwards in any single year. No Federal taxes were paid in the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998.


NOTE 8 - STOCKHOLDERS' EQUITY

     On February 2, 1999, the Company's Board of Directors amended the certificate of incorporation, increasing the number of authorized shares from 20 million to 45 million, of which 5 million are preferred shares.

     WARRANTS

     Warrant activity for the year ended June 30, 1999 is summarized as follows:

                                                                      Weighted-
                                                                       average
                                                                      exercise
                                                           Shares       price
                                                         ----------  ----------
     Outstanding at the beginning of the year                    --          --
        Issued                                           1,328,498   $      .96
        Exercised                                         (116,084)  $      .66
                                                         ----------
     Outstanding at the end of the year                   1,212,414  $      .99
                                                         ==========
     Warrants exercisable at year-end                     1,212,414  $      .99
                                                         ==========
     Weighted-average fair value of warrants
     granted during the year                                         $      .59

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999


NOTE 8 (CONTINUED)

     Information, at date of issuance, regarding stock warrant grants during the year ended June 30, 1999 is summarized as follows:

                                                           Weighted-   Weighted-
                                                            average     average
                                                           exercise      fair
                                                 Shares      price       value
                                                 -------    -------     -------
     Exercise price exceeds market price          90,000    $  3.00     $   .66

     Exercise price equals market price          418,498    $   .61     $   .35

     Exercise price is less than market price    820,000    $   .91     $   .70


     The following table summarizes information about warrants outstanding and exercisable June 30, 1999:

                                                   Outstanding
                                                 and exercisable
                                     ---------------------------------------
                                                    Weighted-
                                                     average      Weighted-
                                                    remaining      average
                                       Number        life in      exercise
                                     outstanding      years         price
                                     -----------   -----------   -----------
     Range of exercise prices
        $.60 to $.85                     877,414          3.69   $       .69
        $1.00 to $1.25                   145,000          4.33          1.03
        $1.75                            100,000          4.58          1.75
        $3.00                             90,000          4.17          3.00
                                     -----------
                                       1,212,414
                                     ===========


     Certain warrant agreements contain a cashless exercise provision, whereby the warrants may be exercised solely by the surrender of the warrants, and without the payment of the exercise price in cash, for that number of warrant shares determined by dividing the difference of the market price of the shares of common stock issuable upon exercise of the warrants and the warrant exercise price by the market price of the common stock on the date of exercise. At June 30, 1999, 677,500 warrants were outstanding with cashless exercise provisions.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     STOCK OPTION PLAN

     In 1998, the Company adopted the 1998 Equity Incentive Plan (the "Plan") for employees, officers, consultants and directors of the Company, pursuant to which the Company may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or deferred stock. The Plan provides for each director to be granted (a) director stock options to acquire 20,000 shares of common stock upon the initial acceptance to serve as a member of the Board and (b) director options to acquire additional shares immediately following the date of each annual meeting of shareholders ranging from 10,000 shares in year one to 50,000 shares in year five and thereafter. The total number of shares of the Company's common stock available for distribution under the Plan is 3,000,000. The Plan is administered by the stock option committee of the board, whose members are appointed by the board of directors, which has the authority to designate the number of shares to be covered by each award, the vesting schedule of such award and cashless exercise rights, among other terms. The option period during which an option may be exercised shall not exceed ten years from the date of grant and will be subject to such other terms and conditions of the Plan. In addition, the Plan contains certain acceleration provisions in the event of a "change in control," as defined by the underlying agreement. Unless the stock option committee provides otherwise, option awards terminate when a participant's employment or services end, except that a participant may exercise an option to the extent that it was exercisable on the date of termination for a period of time thereafter if the participant was involuntarily terminated without cause. The Plan will terminate automatically on June 30, 2008.

     Incentive stock option awards are granted at prices equal to or above the fair market value of the stock on the date of grant. Nonqualified stock option awards and director options are granted at prices equal to 80% and 85%, respectively, of the fair market value of the stock on the date of grant. As of June 30, 1999, 1,387,500 shares were available for granting of options under the Plan.

     The Company's stock option awards granted to employees, consultants and directors for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 are summarized as follows:

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

                                                         1999                      1998
                                                -----------------------   -----------------------
                                                              WEIGHTED-                Weighted-
                                                              AVERAGE                   average
                                                              EXERCISE                  exercise
                                                  SHARES       PRICE        Shares       price
                                                ----------   ----------   ----------   ----------
     Outstanding at beginning of year            1,200,000   $      .60           --           --
         Awards granted                            412,500   $      .85    1,200,000   $      .60
                                                ----------                ----------

     Outstanding at end of year                  1,612,500   $      .67    1,200,000   $      .60
                                                ==========                ==========

     Options exercisable at year-end             1,612,500   $      .67    1,200,000   $      .60
                                                ==========                ==========
     Weighted-average fair value
         of options granted during the year                  $      .57                $      .42

     The following information applies to options outstanding and exercisable at June 30, 1999:

                                          Outstanding
                                        and exercisable
                              ------------------------------------
                                           Weighted-
                                            average      Weighted-
                                           remaining      average
                                Number      life in      exercise
                             outstanding     years         price
                              ----------   ----------   ----------

     $    .60                  1,350,000         8.94   $      .60
     $   1.00                    262,500         4.42   $     1.00
                              ----------
                               1,612,500
                              ==========

     At June 30, 1999, there were approximately 5,738,000 shares of common stock reserved for issuance pursuant to outstanding stock warrants, the stock option plan and subordinated convertible debentures.

     The Company accounts for stock-based compensation under the guidelines of APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation expense was recognized concerning stock options granted to key

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     employees and to members of the board of directors, as such stock options were granted to board members in their capacity as directors, because the exercise price of the options equaled the fair market value at date of grant. Compensation expense of $450,870 and $147,000 was recognized for the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, respectively, for stock warrants and stock options granted to consultants.

     During the year ended June 30, 1999, the Company issued 175,000 stock warrants to CDKnet's former president in connection with a termination and severance agreement. In addition to severance payments, the Company recorded an expense of $91,000, representing the fair value of the stock warrants with a credit to paid-in capital.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted to key employees and to members of the board of directors consistent with the "fair value" methodology prescribed by SFAS No. 123, the Company's net loss and net loss per share for the year ended June 30, 1999 and net loss for the period October 1, 1997 (date of inception) to June 30, 1998 would be reduced to the pro forma amounts indicated below:

                                                        1999           1998
                                                     -----------    -----------
     Net loss
         As reported                                 $(6,194,600)   $(1,184,475)
         Pro forma                                    (6,230,225)    (1,541,475)

     Net loss per common share - basic and diluted
         As reported                                 $      (.47)
         Pro forma                                          (.47)


     The fair value of each stock warrant or option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for: dividend yields of zero in 1999 and 1998; risk-free interest rates ranging from 4.30% to 5.40% in 1999 and 5.70% in 1998; expected terms of 1 to 5 years in 1999 and 5 years in 1998; and expected stock price volatility of 85% in 1999 and 1998.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 9 - RELATED PARTY TRANSACTIONS

a. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, legal services of $168,393 and $201,039, respectively, were provided by a firm (the "Firm") in which the Company's CEO and principal stockholder is the managing partner. Further, the Firm provided office space and accounting services for which no fees were paid. During the year ended June 30, 1999 the Company recorded an expense of $47,000 for such donated services with a corresponding credit to paid-in capital.

         In fiscal 1999, the Company entered into a $150,000 demand loan with the Firm at an interest rate of 11% and issued 150,000 stock warrants at $.66 exercisable through October 1, 2003. The detachable warrants with a fair value of $42,000 were accounted for as additional interest cost with a credit to paid-in capital. At June 30, 1999,the outstanding loan balance is $60,000.

         On May 15, 1998, the Company granted 150,000 stock options issued under the Plan (see Note 8) with an exercise price of $.60 to a partner in the aforementioned law firm for legal services rendered. The fair value of such services was $63,000, which was computed using the Black-Scholes option-pricing model (see Note 8).

b. During fiscal 1999, certain stockholders of the Company provided loans to the Company aggregating $150,000. In connection with the loans, the Company granted 150,000 stock warrants with an exercise price of $.66, exercisable through October 1, 2003. The detachable warrants with fair value of $42,057 was accounted for as additional interest cost with a corresponding credit to paid-in capital. The fair value of stock warrants was computed using the Black-Scholes option-pricing model (see
         Note 8). After the partial repayment of these loans, the stockholders used the remaining loan balances to effectuate the exercise of certain of the aforementioned stock warrants.

c. During the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, CDKnet provided noninterest-bearing advances to KME of $29,033 and $848,541, respectively. Such advances plus the notes from KME of $712,000 which was accounted for as a subscription receivable (see Notes 1 and 2(c)) were extinguished as follows: 1) $600,000 was deemed consideration in the purchase of KME's interest in CDKnet, 2) $800,000 was accounted for as settlement by CDKnet of a portion of KME's ownership interest in CDKnet and 3) the remaining amounts of $29,033 in 1999 and $160,307 in 1998 were deemed uncollectible and recorded as uncollectible advances since KME no longer held a membership interest in CDKnet.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 9 (CONTINUED)

d. In June 1999, the Company entered into a finder's agreement with a consultant, who became CDKnet's president effective as of August 1, 1999, and a third party whereby the Company issued 100,000 stock warrants at an exercise price of $1.00 to the third party upon execution of the agreement and agreed to pay both parties future fees upon consummation of financing, purchase or venture transactions with entities introduced by them, as defined. During the year ended June 30, 1999, the Company recorded an expense of $100,000 representing the fair value of the stock warrants, which was computed using the Black-Scholes option-pricing model (see Note 8).


NOTE 10 - COMMITMENTS AND CONTINGENCIES

     A.  FACILITY AND EQUIPMENT

         The Company occupies its New York City office space under a month-to-month lease with KME. In addition, the Company is leasing telephone equipment on a month-to-month lease with KME. Rent expenses for the office space and equipment for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 were approximately $145,000 and $124,000, respectively.

     B.  LITIGATION MATTERS

         The Company is involved in claims and disputes which arise in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect of the Company's financial position or results of operations.


NOTE 11 - RESTATEMENT

     The Company engaged Grant Thornton LLP to reaudit the consolidated financial statements as of June 30, 1998 and for the period October 1, 1997 (date of inception) to June 30, 1998. In connection with the reaudit, management restated such financial statements to record adjustments relating to, among others, the accounting for: stock warrants and options granted, merger and acquisition transactions, and minority interests. The effect of the adjustments increased the net loss, as previously reported from $707,527 to $1,184,475, as restated.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 12 - SUBSEQUENT EVENTS

     a. On August 1, 1999, the Company issued an aggregate of 1,030,000 stock options to the Company's CEO and an employee at an exercise price of $1.00. The quoted market price of the Company's stock at the date of grant ranged from $1.00 - $1.50.

     b. On August 1, 1999, CDKnet entered into a two-year employment agreement with its president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 750,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for six months of severance pay. All payments under the agreement are guaranteed by CDK.

         On August 1, 1999, CDKnet entered into a two-year employment agreement with an executive vice president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 1,000,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for severance payments, under certain conditions, for the unexpired term of the agreement. All payments under the agreement are guaranteed by CDK.

     c. On October 1, 1999, the Company gave notice to the holders of the 5.75% Subordinated Convertible Debentures (see Note 6) and exercised its right to call the outstanding Debentures in exchange for 5.75% Convertible Preferred Stock. Under the terms of the Debentures, the Convertible Preferred Stock shall have: (1) liquidation preferences equal to the principal amount of the Debenture, (2) a 5.75% cumulative annual dividend payable quarterly, (3) rights to convert into shares of Common Stock at the same conversion rate as the Debentures and (4) the same redemption rights at the option of the Company.

     d. On October 5, 1999, the Company obtained a sixty-day waiver from the holders of the 6% and 5.75% Subordinated Convertible Debentures to waive any event of default relating to the common stock of the Company being suspended from an exchange or over-the-counter market.

     e. During August and September 1999, the Company issued 332,000 shares of common stock to an unrelated investor and received net proceeds of $310,000. In connection with the transaction, the investor was given a 30-day option, which expired September 17, 1999, to purchase up to an additional 2,668,000 shares of common stock for approximately $3,410,000.

                        CDKNET.COM, INC. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS



                                                                                 December 31,             June 30,
                                     ASSETS                                          1999                   1999
                                                                                 ------------           ------------
                                                                                  (unaudited)             (audited)
CURRENT ASSETS
    Cash                                                                         $    147,349           $    231,347
    Accounts receivable                                                                27,754                 19,000
    Due from officer                                                                     --                   11,600
    Prepaid expenses and other current assets                                           1,594                  9,907
                                                                                 ------------           ------------
         Total current assets                                                         176,697                271,854

FURNITURE AND EQUIPMENT - at cost,
    less accumulated depreciation and amortization of $217,982 and
    $152,286 at December 31, 1999 and June 30, 1999, respectively                     487,159                489,053

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED,
    less accumulated amortization of $ 2,186,879 and $1,472,753
    at December 31, 1999 and June 30, 1999, respectively                            4,954,378              5,668,504

INTANGIBLE ASSETS, less accumulated amortization of $ 589,687 and
    $452,467 at December 31, 1999 and June 30, 1999, respectively                     782,516                919,736

OTHER ASSETS
    Deferred financing costs, less accumulated amortization of $52,511
    and $37,400 at December 31, 1999 and June 30, 1999, respectively                   29,389                210,750
                                                                                 ------------           ------------

                                                                                 $  6,430,139           $  7,559,897
                                                                                 ============           ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                             $     67,000           $    220,778
    Accrued expenses and other current liabilities                                    739,376                415,334
    Due to related party                                                              102,519                125,000
    Current portion of long-term debt and capitalized lease obligations                62,837                 67,939
                                                                                 ------------           ------------
          Total current liabilities                                                   971,732                829,051

LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS,
    net of current portion                                                            178,221                205,416

SUBORDINATED CONVERTIBLE DEBENTURES                                                   275,000              1,671,000

COMMITMENTS AND CONTINGENCIES                                                            --                     --

STOCKHOLDERS' EQUITY
    Preferred stock - par value $.0001 per share; authorized
       5,000,000 shares; (redemption value $1,500,000)                              1,251,680                   --
    Common stock - par value $.0001, per share; authorized
       40,000,000 shares; 17,360,979 and 14,046,906 shares issued and
       outstanding at December 31, 1999 and June 30, 1999                               1,736                  1,405
    Additional paid-in capital                                                     13,947,412             12,232,100
    Accumulated deficit                                                           (10,195,642)            (7,379,075)
                                                                                 ------------           ------------
                                                                                    5,005,186              4,854,430
                                                                                 ------------           ------------
                                                                                 $  6,430,139           $  7,559,897
                                                                                 ============           ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three months ended December 31,        Six month ended December 31,
                                                          -------------------------------       -------------------------------
                                                             1999               1998               1999                1998
                                                          ------------       ------------       ------------       ------------
                                                          ----------(unaudited)----------
Net revenues                                              $     16,491       $    183,660       $     40,154       $    342,053
Cost of revenues                                                22,647             13,127             37,605            108,943
                                                          ------------       ------------       ------------       ------------
         Gross profit                                           (6,156)           170,533              2,549            233,110

Selling, general and administrative expenses                 1,128,048            638,288          1,815,081          1,423,019
Depreciation and amortization                                  459,106            468,953            942,403            998,538
                                                          ------------       ------------       ------------       ------------
         Loss from operations                               (1,593,310)          (936,708)        (2,754,935)        (2,188,447)

Other expense
    Interest expense, including interest relating to
      beneficial conversion and debt discount                   34,379              7,186             61,633            109,632

         NET LOSS                                         $ (1,627,689)      $   (943,894)      $ (2,816,568)      $ (2,298,079)
                                                          ============       ============       ============       ============

Basic and diluted earnings (loss) per share               $       (.10)      $       (.08)           $(.19 )            $(.19 )
                                                          ============       ============       ============       ============
Weighted-average shares outstanding -
    basic and diluted                                       16,085,979         11,945,424         15,216,376         11,912,924
                                                          ============       ============       ============       ============











THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       Six months ended December 31, 1999

                                                  Preferred Stock                    Common stock
                                           -----------------------------     -----------------------------
                                              Shares           Amount           Shares           Amount
                                           ------------     ------------     ------------     ------------
Balance, June 30, 1999                             --               --         14,046,906     $      1,405

Issuance of common stock                           --               --          2,782,000              278
Exercise of stock options                          --               --            317,073               31
Compensation related to stock option
   plan and donated services                       --               --               --               --
Common stock and stock warrants
   issued for services                             --               --            215,000               22
Conversion of 5.75% debentures to
    5.75% preferred stock                     1,500,000        1,251,680             --               --
Net loss                                           --               --               --               --
                                           ------------     ------------     ------------     ------------
Balance, December 31, 1999 (unaudited)        1,500,000     $  1,251,680       17,360,979     $      1,736
                                           ============     ============     ============     ============

                                             Additional                          Total
                                              paid-in       Accumulated       stockholders'
                                              capital         deficit            equity
                                           ------------     ------------      ------------
Balance, June 30, 1999                     $ 12,232,100     $ (7,379,075)     $  4,854,430

Issuance of common stock                      1,301,722             --           1,302,000
Exercise of stock options                        11,737             --              11,768
Compensation related to stock option
   plan and donated services                    123,875             --             123,875
Common stock and stock warrants
   issued for services                          277,978             --             278,000
Conversion of 5.75% debentures to
    5.75% preferred stock                          --               --           1,251,680
Net loss                                           --         (2,816,567)       (2,816,567)
                                           ------------     ------------      ------------
Balance, December 31, 1999 (unaudited)     $ 13,947,412     $(10,195,642)     $  5,005,186
                                           ============     ============      ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Six months December 31,
                                                                      1999                   1998
                                                                    -----------(unaudited)-----------
Cash flows from operating activities
   Net loss                                                         $(2,816,568)          $(2,298,079)
   Adjustments to reconcile net loss to net
     cash used in operating activities
       Depreciation and amortization                                    970,755             1,101,167
       Compensation related to stock option plan and
         donated services                                               123,875                  --
       Common stock and stock warrants issued for services              278,000               117,150
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable                      (8,754)               30,897
         Decrease (increase) in due from officer                         11,600                (9,229)
         (Increase) decrease in prepaid expenses and other
           current assets                                                (8,313)               20,727
         Decrease in accounts payable                                  (153,778)             (128,148)
         Increase (decrease) in accrued expenses and other
           current liabilities                                          301,561               (13,246)
                                                                    -----------           -----------
                                                                      1,514,946             1,119,318
                                                                    -----------           -----------
         Net cash used in operating activities                       (1,301,622)           (1,178,761)
                                                                    -----------           -----------
Cash flows from investing activities
   Purchase of furniture and equipment                                  (63,802)               (8,068)
                                                                    -----------           -----------
         Net cash used in investing activities                          (63,802)               (8,068)
                                                                    -----------           -----------
Cash flows from financing activities
   Proceeds from notes payable                                             --                 450,000
   Proceeds from subordinated convertible debentures                       --                 300,000
   Principal payments on long-term debt and capitalized
     lease obligations                                                  (32,342)                 --
   Proceeds from issuance of common stock                             1,313,768                  --
                                                                    -----------           -----------
         Net cash provided by financing activities                    1,281,426               750,000
                                                                    -----------           -----------
         NET (DECREASE) INCREASE IN CASH                                (83,998)             (436,829)
                                                                    -----------           -----------
Cash at beginning of period                                             231,347               469,266
                                                                    -----------           -----------
Cash at end of period                                               $   147,349           $    32,437
                                                                    ===========           ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                                                                      Six months December 31,
                                                                      1999                1998
                                                                   ----------          ----------
                                                                   ----------(unaudited)---------
Supplemental disclosures of cash flow information:
    Cash paid during the period for
       Interest                                                    $    7,602          $    8,552
Noncash investing and financing transactions:
    Common stock and stock warrants issued for purchase
      of fixed assets                                                 110,000                --
    Common stock issued for purchase of minority interest                               4,506,122
    Debt discount                                                        --               130,318
    Issuance of stock upon conversion of subordinated
      debentures                                                         --                70,000
    Common stock and stock warrants issued for financing
      Costs and services                                              105,000              10,000





















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (unaudited)

     The accompanying consolidated financial statements of CDKNET.COM, Inc. (the "Company") and for the periods ended December 31, 1999 and the periods ended December 31, 1998 are unaudited and include all adjustments which, in the opinion of management have been prepared on the same basis as the audited financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein have been included, in accordance with generally accepted accounting principles. The results of operations for the six months ended December 31, 1999 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual financial statements for the year ended June 30, 1999 on Form 10-SB12/G.



NOTE 1 - EQUITY TRANSACTIONS

     a. On August 1, 1999, the Company issued an aggregate of 1,030,000 stock options to the subsidiary's CEO and an employee at an exercise price of $1.00. The quoted market price of the Company's stock at the date of grant ranged from $1.00 - $1.50.

     b. On August 1, 1999, CDKnet entered into a two-year employment agreement with its president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 750,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for six months of severance pay. All payments under the agreement are guaranteed by CDK. During the three months ended September 30, 1999 the Company recorded compensation expense relating to the stock options of $46,875.

         On August 1, 1999, CDKnet entered into a two-year employment agreement with an executive vice president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 1,000,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for severance payments, under certain conditions, for the unexpired term of the agreement. All payments under the agreement are guaranteed by CDK. During the three months ended September 30, 1999, the Company recorded a compensation expense relating to the stock options of $65,000.

     c. On October 1, 1999, the Company gave notice to the holders of the $1,500,000 5.75% Subordinated Convertible Debentures and exercised its right to call the outstanding Debentures in exchange for $1,500,000 of 5.75% Convertible Preferred Stock. Under the terms of the Debentures, the Convertible Preferred Stock shall have: (1) liquidation preferences equal to the principal amount of the Debenture, (2) a 5.75% cumulative annual dividend payable quarterly, (3) rights to convert into shares of Common Stock at the same conversion rate as the Debentures and (4) the same redemption rights at the option of the Company.

     d. On October 5, 1999, the Company obtained a sixty-day waiver from the holders of the 6% and 5.75% Subordinated Convertible Debentures to waive any event of default relating to the common stock of the Company being suspended from an exchange or over-the-counter market.

     e. During August and September 1999, the Company issued 332,000 shares of common stock to an unrelated investor and received net proceeds of $310,000. In connection with the transaction, the investor was given a 30-day option, which expired September 17, 1999 to purchase up to an additional 2,668,000 shares of common stock for approximately $3,410,000.

     f. In August 1999, stock options to purchase 400,000 shares of common stock were exercised, using cashless exercises pursuant to which 300,000 shares of common stock were issued.

     g. An individual exercised options to purchase 17,073 shares of common stock for $11,768 for the quarter ended September 30, 1999.

     h. On November 1, 1999, pursuant to a securities purchase agreement, the Company issued 1,000,000 shares of common stock and received net proceeds of $500,000. Further, in connection with the agreement, the Company issued 200,000 stock warrants, expiring May 2002, with an exercise price of $1.25 per share and granted the purchasers the option to purchase an additional 2,000,000 shares of common stock for $.50 per share which were extended to February 15, 2000. In January 2000, the Company received $500,000 from the exercise of 1,000,000 of the aforementioned options.

     i. On November 2, 1999, the Company issued 1,250,000 shares of common stock and received net proceeds of $437,500. In connection with the transaction, in which the Company's CEO and other shareholders fulfilled a commitment to invest $200,000 in the Company, the Company issued 125,056 stock warrants, expiring November 2, 2001, at an exercise price of $.75 per share. The warrants include provisions for cashless exercises and adjustments to the purchase price and the number of shares, as defined. Further, the Company and the purchasers executed a registration rights agreement which requires mandatory registration of the shares issued within a specified period.

     j. On November 16, 1999, the Company's CEO rescinded 750,000 options granted on August 1, 1999 to purchase the Company's common stock for no future consideration.

     k. On November 16, 1999, pursuant to a Subscription Agreement with a third party, the Company issued 200,000 shares of common stock and received net proceeds of $100,000. In connection with the agreement, the investor agreed to purchase an additional 1.6 million shares of common stock at $.50 per share through May 2000. In addition, the Company and the investor entered into a Technology and Licensing Agreement which will give the Company a 4.89% interest in the investor and additional fees upon completion of specified services and further, grants a license to use certain of CDK's technology. Another $150,000 has been received for the sale of 300,000 shares of common stock through February 3, 2000 pursuant to the aforementioned stock subscription agreement.



NOTE 2 - VALUEFLASH.COM, INC. TRANSACTIONS

     a. The Company recently completed the V-Flash software, a communication module which provides a real-time, direct communication vehicle for marketers to reach their customers, such software is to be distributed through a separate newly formed subsidiary ValueFlash.com, Inc. The Company has raised an additional $900,000 through the sale of stock and options in the ValueFlash subsidiary.

                                    EXHIBITS
                                    --------

3.1*              Articles of Incorporation of the Registrant.
3.2*              Amendment to the Articles of Incorporation.
3.3*              By-Laws of the Registrant.
3.4*              Certificate of Merger of the Registrant.
3.5*              Amendment to the Articles of Incorporation.
3.6*              Designation of Series A Preferred Stock.
4.1*              Specimen of Common Stock Certificate.
4.2*              Technology Horizons Corp. Stockholders Agreement dated May 7,
                  1998.
5.1+              Opinion of Foley, Hoag & Eliot LLP
10.1*             Technology Horizons Corp. 1998 Equity Incentive Plan.
10.2*             Convertible Subordinated Debenture Due February 1, 2009.
10.2.1**          Amendment No. 1 to Convertible Subordinated Debenture due
                  February 1, 2009
10.3*             Registration Rights Agreement between Technology Horizons
                  Corp. and Kelly Music & Entertainment Corp. dated September 4,
                  1998.
10.4*             Assignment Agreement between Kelly Music & Entertainment Corp.
                  and Technology Horizons Corp. dated September 4, 1998.
10.5*             Amendment to Registration Rights Agreement between Technology
                  Horizons Corp. and Alvin Pock dated October 15, 1998.
10.6*             Amendment to Registration Rights Agreement between Technology
                  Horizons Corp. and Robert L. Kelly dated October 15, 1998.
10.7*             Registration Rights Agreement between Technology Horizons
                  Corp. and Robert L. Kelly dated June 3, 1998.
10.8*             Registration Rights Agreement between Technology Horizons
                  Corp. and Alvin Pock dated June 3, 1998.
10.9*             Assignment Agreement between Robert L. Kelly and Technology
                  Horizons Corp. dated June 3, 1998.
10.10*            Assignment Agreement between Alvin Pock and Technology
                  Horizons Corp. dated June 3, 1998.
10.11*            Assignment Agreement between Kelly Music & Entertainment Corp.
                  and CDKnet, LLC, dated June 3, 1998.
10.12*            Employment Agreement, dated August 1, 1999, by and between
                  CDKNET.COM, INC. and Shai Bar-Lavi.
10.13****         Finder's Agreement between the Registrant and Shai Bar-Lavi and Frederick Smithline dated June 1, 1999.
10.14**           Employment Agreement dated August 1, 1999, by and between
                  CDKNET, LLC and Tom Ross.
10.15****         Stock Purchase Agreement between the Company and the Gross
                  Foundation, Inc., Steven A. Horowitz, Shai Bar-Lavi, and
                  Michael Sonnenberg dated November 2, 1999.
10.16             Subscription Agreement between CDKNET.COM, INC. and Asia
                  Pioneer Limited dated November 16, 1999.
10.17             Technology and License Agreement CDKNET.COM, INC. and Asia
                  Pioneer Limited dated November 16, 1999.
10.18****         Agreement dated March 19, 1999 between Peterson's and CDKnet,
                  LLC.
10.19****         Undated Registration Rights Agreement between Spiga Limited and CDKNET.COM, INC.
10.20             Agreement dated October 25, 1999, between CDKnet, LLC and
                  Atomic Pop, LLC.
10.21****         Agreement dated March 29, 1999, between Central Park Media
                  Corp. and CDKnet LLC.
10.22****         Purchase Agreement dated August 9, 1999 between CDKNET.COM,
                  INC. and Y2G.COM.
10.23****         Convertible Subordinated Debenture Due September 1, 2003.
10.24****         Letter Agreement dated May 4, 1998, between Megaforce
                  Entertainment and CDKnet, LLC regarding the use of CDK technology.
                                      III-1

10.25             Agreement dated August 5, 1999 between the Company and
                  DreamWorks Records.
10.26             Agreement dated September 16, 1999 between the Company and
                  CollegeMusic, Inc.
16#               Letter from former accountant Grant Thornton LLP
16.1##            Letter from former Accountant, Wagner, Zwerman & Steinberg LLP
21*               Subsidiaries of the Registrant
27                Financial Data Schedule
99.1****          Chart of the signatories to the Company's Stockholder's
                  Agreement (and their interest in the Company).

                  * Incorporated by reference from our Registration Statement filed on Form 10-SB on October 7, 1999.

                  ** Incorporated by reference from our Registration Statement filed on Form 10-SB Amendment No. 2 on November 26, 1999.

                  *** Incorporated in the Opinion of Foley, Hoag & Eliot LLP in Exhibit 5 hereto.

                  **** Incorporated by reference from our Registration Statement filed on Form SB-2 on December 21, 1999.

                  + To be filed by amendment to our Registration Statement on Form SB-2.

                  # Incorporated by reference from our report on Form 10-QSB Amendment No. 1, filed on February 25, 2000.

                  ## Incorporated by reference from our Registration Statement on Form 10-SB Amendment No. 3 filed on December 28, 1999.








                                      III-2

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to its registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on this 6th day of March, 2000.


                                    CDKNET.COM, INC.
                                    A Delaware corporation


                                    By:       /s/ Steven A. Horowitz
                                          --------------------------------------
                                    Name:  Steven A. Horowitz
                                           Chairman, Chief Executive Officer,
                                           Chief Financial Officer and Secretary














                                      III-3